INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                               Page
                                                                               -----
Consolidated Financial Statements
   Consolidated Statements of Operations for the years ended
     December 31, 2003, 2002 and 2001 ...................................      F-2
   Consolidated Balance Sheets as of December 31, 2003 and 2002 .........      F-3
   Consolidated Statements of Shareholders' Equity for the years ended
     December 31, 2003, 2002 and 2001 ...................................      F-4
   Consolidated Statements of Cash Flows for the years ended
     December 31, 2003, 2002 and 2001 ...................................      F-5
   Notes to Consolidated Financial Statements ...........................      F-6

                          CELANESE AG AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        for the years ended December 31,

                                                                    2003                2002                2001
                                                                ------------        ------------        ------------

                                                                (in $ millions except for share and per share data)
                                                                ----------------------------------------------------
Net sales .................................................           4,603               3,836               3,970
Cost of sales .............................................          (3,884)             (3,152)             (3,378)
Selling, general and administrative expenses ..............            (510)               (446)               (489)
Research and development expenses .........................             (89)                (65)                (74)
Special charges ...........................................              (5)                  5                (416)
Foreign exchange gain (loss) ..............................              (4)                  3                   1
Gain on disposition of assets .............................               6                  11                   -
                                                                 ----------          ----------          ----------
   Operating profit (loss).................................             117                 192                (386)

Equity in net earnings of affiliates ......................              35                  21                  12
Interest expense ..........................................             (49)                (55)                (72)
Interest and other income, net ............................              99                  45                  58
                                                                 ----------          ----------          ----------
   Earnings (loss) from continuing operations
     before tax and minority interests ....................             202                 203                (388)

Income tax (provision) benefit ............................             (60)                (67)                 95
                                                                 ----------          ----------          ----------
   Earnings (loss) from continuing operations
     before minority interests ............................             142                 136                (293)
Minority interests ........................................              --                  --                  --
                                                                 ----------          ----------          ----------

   Earnings (loss) from continuing operations .............             142                 136                (293)

Earnings (loss) from operation of discontinued
   operations (including gain on disposal of
   discontinued operations of $7 million, $14
   million and $13 million in 2003, 2002 and 2001,
   respectively) ..........................................              6                 (29)                (76)
   Income tax benefit .....................................             --                  56                  24
                                                                 ---------          ----------          ----------
   Earnings (loss) from discontinued operations............              6                  27                 (52)

Cumulative effect of changes in accounting principles,
   net of income tax of $1 million and $5 million in
   2003 and 2002, respectively ............................             (1)                 18                  --
                                                                ----------          ----------          ----------
   Net earnings (loss).....................................            147                 181                (345)
                                                                ==========          ==========          ==========
Earnings (loss) per common share -- basic:
   Continuing operations ..................................           2.87                2.70               (5.82)
   Discontinued operations ................................           0.12                0.54               (1.03)
   Cumulative effect of changes in accounting principles ..          (0.02)               0.36                   -
                                                                ----------          ----------          ----------
   Net earnings (loss) ....................................           2.97                3.60               (6.85)
                                                                ==========          ==========          ==========

Weighted average shares -- basic: .........................     49,445,958          50,329,346          50,331,847

Earnings (loss) per common share -- diluted:
   Continuing operations ..................................           2.87                2.70               (5.82)
   Discontinued operations ................................           0.12                0.54               (1.03)
   Cumulative effect of changes in accounting principles ..          (0.02)               0.36                  --
                                                                ----------          ----------          ----------
   Net earnings (loss) ....................................           2.97                3.60               (6.85)
                                                                ==========          ==========          ==========

Weighted average shares -- diluted ........................     49,457,145          50,329,346          50,331,847

-------------
See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                               as of December 31,

                                                                     2003               2002
                                                                   ---------------------------
                                                                         (in $ millions)
                                                                   ---------------------------
ASSETS
Current assets:
  Cash and cash equivalents .................................            148             124
  Receivables, net:
    Trade receivables, net - third party and affiliates .....            722             666
    Other receivables .......................................            589             463
  Inventories ...............................................            517             514
  Deferred income taxes .....................................             67              84
  Other assets ..............................................             52              45
  Assets of discontinued operations .........................            164             180
                                                                    --------        --------
        Total current assets ................................          2,259           2,076
                                                                    --------        --------
Investments .................................................            561             476
Property, plant and equipment, net ..........................          1,710           1,593
Deferred income taxes .......................................            603             627
Other assets ................................................            578             566
Intangible assets, net.......................................          1,108           1,085
                                                                    --------        --------
        Total assets ........................................          6,819           6,423
                                                                    ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current installments of
   long-term debt - third party and affiliates ..............            148             204
  Accounts payable and accrued liabilities:
    Trade payables - third party and affiliates .............            590             572
    Other current liabilities ...............................            919             690
  Deferred income taxes .....................................             19              11
  Income taxes payable  .....................................            266             421
  Liabilities of discontinued operations.....................             30              33
                                                                    --------        --------
        Total current liabilities ...........................          1,972           1,931
                                                                    --------        --------
Long-term debt ..............................................            489             440
Deferred income taxes .......................................             99              54
Benefit obligations .........................................          1,165           1,271
Other liabilities ...........................................            489             612
Minority interests ..........................................             18              13

Commitments and contingencies

Shareholders' equity:
  Common stock, no par value, E140 ($150) million aggregate
   registered value; 54,790,369 shares authorized and issued;
   49,321,468 and 50,058,476 shares outstanding in 2003 and
   2002, respectively .......................................            150             150
  Additional paid-in capital.................................          2,714           2,665
  Retained earnings (deficit) ...............................             30             (92)
  Accumulated other comprehensive loss ......................           (198)           (527)
                                                                    --------        --------
                                                                       2,696           2,196
  Less: Treasury stock at cost (5,468,901 and 4,731,893
   shares in 2003 and 2002, respectively) ...................            109              94
                                                                    --------        --------
    Total  shareholders' equity .............................          2,587           2,102
                                                                    --------        --------
    Total liabilities and  shareholders'equity ..............          6,819           6,423
                                                                    ========        ========

-------------
See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              for the years ended December 31, 2003, 2002 and 2001

                                                                              Accumulated
                                                  Additional    Retained         Other                       Total
                                        Common     Paid-in      Earnings     Comprehensive    Treasury    Shareholders'
                                         Stock     Capital     (Deficit)     Income (Loss)      Stock       Equity
                                       --------  ------------  -----------  ---------------  ----------  ---------------
                                                                       (in $ millions)
                                       ---------------------------------------------------------------------------------
Balance at December 31, 2000 ........       153        2,677           90             (163)       (113)      2,644

Comprehensive loss, net of tax:

  Net loss ..........................        --           --         (345)              --          --        (345)

  Other comprehensive income (loss):

   Unrealized loss on securities(1)..        --           --           --               (4)         --          (4)
   Foreign currency translation .....        --           --           --              (97)         --         (97)

   Additional minimum pension
    liability(2) ....................        --           --           --             (229)         --        (229)
   Unrealized loss on derivative
    contracts(3).....................        --           --           --               (4)         --          (4)
                                                                                     -----                  ------
   Other comprehensive loss .........        --           --           --             (334)         --        (334)
                                                                                                            ------
Comprehensive loss ..................        --           --           --               --          --        (679)
Dividends (E0.40, $0.35, per share)..        --           --          (18)              --          --         (18)
                                           ----        -----        -----            -----       -----      ------
Balance at December 31, 2001 ........       153        2,677         (273)            (497)       (113)      1,947
                                           ----        -----        -----            -----       -----      ------

Comprehensive income (loss), net
 of tax:
  Net earnings ......................        --           --          181               --          --         181
  Other comprehensive income (loss):

   Unrealized gain on securities(1)..        --           --           --                3          --           3
   Foreign currency translation .....        --           --           --              192          --         192

   Additional minimum pension
    liability(2)......................       --           --           --             (220)         --        (220)
   Unrealized loss on derivative
    contracts(3).....................        --           --           --               (5)         --          (5)
                                                                                     -----                  ------
   Other comprehensive loss .........        --           --           --              (30)         --         (30)
                                                                                                            ------
Comprehensive income ................        --           --           --               --          --         151
Amortization of deferred
 compensation ......................         --            3           --               --          --           3
Settlement of demerger liability.....        --            7           --               --          --           7
Purchase of treasury stock ..........        --           --           --               --          (6)         (6)
Retirement of treasury stock ........        (3)         (22)          --               --          25          --
                                           ----        -----        -----            -----       -----      ------
Balance at December 31, 2002 ........       150        2,665          (92)            (527)        (94)      2,102
                                           ----        -----        -----            -----       -----      ------

Comprehensive income, net of tax:
  Net earnings ......................        --           --          147               --          --         147
  Other comprehensive income:

   Unrealized gain on securities(1)..        --           --           --                4          --           4
   Foreign currency translation .....        --           --           --              307          --         307

   Additional minimum pension
    liability(2) ....................        --           --           --               12          --          12
   Unrealized gain on derivative
    contracts(3) ....................        --           --           --                6          --           6
                                                                                     -----                  ------
   Other comprehensive income .......        --           --           --              329          --         329
                                                                                                            ------
Comprehensive income ................        --           --           --               --          --         476
Dividends (E0.44, $0.48, per share)..        --           --          (25)              --          --         (25)
Amortization of deferred
 compensation .......................        --            5           --               --          --           5
Settlement of demerger liability(4)..        --           44           --               --          --          44
Purchase of treasury stock ..........        --           --           --               --         (15)        (15)
                                           ----        -----        -----            -----       -----      ------
Balance at December 31, 2003.........       150        2,714           30             (198)       (109)      2,587
                                           ====        =====        =====            =====       =====      ======

(1) Net of tax (benefit) expense of $(1) million, $(1) million and $2 million in 2001, 2002 and 2003, respectively.
(2) Net of tax (benefit) expense of $(132) million, $(118) million and $5 million in 2001, 2002 and 2003, respectively.
(3) Net of tax (benefit) expense of $(2) million, $(2) million, and $4 million in 2001, 2002 and 2003, respectively.
(4)  Net of tax expense of $33 million in 2003.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        for the years ended December 31,

                                                                 2003        2002        2001
                                                               --------    --------    --------
                                                                       (in $ millions)
                                                               --------------------------------
Operating activities from continuing operations:
  Net earnings (loss)......................................         147        181         (345)
  (Earnings) loss from discontinued operations, net .......          (6)       (27)          52
  Cumulative effect of changes in accounting principles....           1        (18)          --
Adjustments to reconcile net earnings (loss) to
 net cash provided by operating activities:
    Special charges, net of amounts used ..................          91        (60)         332
    Depreciation and amortization .........................         294        247          326
    Change in equity of affiliates ........................         (12)        40            7
    Deferred income taxes .................................          79          8         (251)
    Gain on disposition of assets, net.....................          (9)       (11)          (6)
    Write-downs of investments ............................           4         15            9
    (Gain) loss on foreign currency .......................         155        121          (27)
    Changes in operating assets and liabilities:
      Trade receivables, net - third party and affiliates..          --        (90)         237
      Other receivables ...................................          22        (18)         157
      Inventories .........................................         (10)        (8)          89
      Trade payables - third party and affiliates .........         (41)         7          (61)
      Other liabilities ...................................        (106)        (2)        (201)
    Income taxes payable ..................................        (195)        (4)         141
    Other, net ............................................         (13)       (18)           3
                                                                  -----      -----        -----
    Net cash provided by operating activities..............         401        363          462
Investing activities from continuing operations:
    Capital expenditures on property, plant and  equipment.        (211)      (203)        (191)
    Acquisitions of businesses and purchase of investment..         (18)      (131)          (2)
    Proceeds (outflow)  on sale of assets..................          10        (12)           5
    Proceeds and payments of borrowings from disposal of
     discontinued operations ..............................          10        206           34
    Proceeds from sale of marketable securities ...........         202        201          312
    Purchases of marketable securities ....................        (265)      (223)        (267)
    Distributions from affiliates .........................          --         39            4
    Other, net ............................................          (3)       (16)          --
                                                                  -----      -----        -----
    Net cash used in investing activities .................        (275)      (139)        (105)
Financing activities from continuing operations:
    Short-term borrowings, net ............................         (20)      (141)        (147)
    Proceeds from long-term debt  .........................          61         50           --
    Payments of long-term debt ............................        (109)       (53)        (172)
    Purchase of treasury stock ............................         (15)        (6)          --
    Dividend payments .....................................         (25)        --          (18)
                                                                  -----      -----        -----
    Net cash used in financing activities .................        (108)      (150)        (337)
Exchange rate effects on cash .............................           6          7            1
                                                                  -----      -----        -----
    Net increase (decrease) in cash and cash equivalents...          24         81           21
    Cash and cash equivalents at beginning of year ........         124         43           22
                                                                  -----      -----        -----
    Cash and cash equivalents at end of year ..............         148        124           43
                                                                  =====      =====        =====
Net cash provided by (used in) discontinued operations:
    Operating activities ..................................         (12)        16            1
    Investing activities ..................................          12        (17)          (3)
    Financing activities ..................................          --         (2)          --
                                                                  -----      -----        -----
    Net cash used in discontinued operations ..............          --         (3)          (2)
                                                                  =====      =====        =====

-------------
See the accompanying notes to consolidated financial statements.

                      CELANESE AG AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Description of the Company

    On October 22, 1999 (the "Effective Date"), Celanese AG and its subsidiaries ("Celanese" or the "Company") were demerged from Hoechst AG ("Hoechst") and Celanese became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhone-Poulenc S.A. to form Aventis S.A. ("Aventis"). In the demerger, Hoechst distributed all of the outstanding shares of Celanese's common stock to existing Hoechst shareholders.

    Celanese is a global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. During the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how the Company manages the business and assesses performance. (See Note 27) The Celanese portfolio consists of four main business segments: Chemical Products, Acetate Products, Technical Polymers Ticona ("Ticona") and Performance Products.

2.  Tender Offer

    On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG ("BCP"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares, excluding treasury shares, of Celanese AG for a price of E32.50 per share, without interest.

    On April 1, 2004, BCP announced that the minimum acceptance conditions for the offer had been met. Following the expiry of the acceptance period on March 29, 2004, and the subsequent acceptance period from April 4 through April 19, 2004, 84.3% of the outstanding shares of Celanese AG had been tendered.

    Following the completion of the tender offer, Celanese submitted filings with the New York Stock Exchange ("NYSE") and the U.S. Securities and Exchange Commission to delist Celanese AG shares from the NYSE. In addition, the Board of Management of Celanese AG authorized the taking of all necessary actions to enter into a domination and profit and loss transfer agreement with BCP. This agreement will provide for minority shareholders to receive a fixed guaranteed dividend or fair cash compensation for their shares as determined according to German law. The agreement is subject to approval by Celanese's Supervisory Board and the affirmative vote of at least 75% of the share capital represented at an extraordinary shareholders' meeting of Celanese, expected to convene in the third quarter of 2004.

    In connection with the tender offer, Celanese Americas Corporation ("CAC"), a wholly owned subsidiary of Celanese, became a party to credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders. CAC and its U.S. subsidiaries have access to approximately $608 million under these credit facilities. CAC also borrowed $161 million from BCP Caylux Holdings Luxembourg S.C.A. ("Caylux"), an indirect parent of BCP, at a variable rate, and repaid $175 million of Celanese's variable rate debt, scheduled to mature in 2005 and 2008. Celanese cancelled its committed commercial paper backup facilities and revolving credit lines and will be required to replace $72 million of existing letters of credit by June 30, 2004. Currently, Celanese does not have the ability to sell trade receivables into the receivable securitization program.

    In addition, BCP has committed to fund $463 million related to certain pension obligations of Celanese.

    Under U.S. tax law, a change in shareholder ownership of more than 50 percentage points results in an annual limitation applied against the utilization of the tax net operating loss ("NOL") carryforwards of Celanese's U.S. subsidiaries. Consequently, as a result of the BCP acquisition, a material portion of the U.S. NOL carryforwards may expire unutilized. At this time, management lacks sufficient information to calculate this limitation in order to determine how much of the NOL carryforward may expire unutilized. At December 31, 2003, Celanese had recorded a net tax asset attributable to the U.S. NOL tax carryforwards of approximately $165 million.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

3.  Summary of Accounting Policies

    o   Consolidation principles

    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented and include the accounts of the Company and its majority owned subsidiaries over which Celanese exercises control as well as a special purpose entity which is a variable interest entity where Celanese is deemed the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

    o   Estimates and assumptions

    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. The more significant estimates pertain to the allowance for doubtful accounts, inventory allowances, impairments of intangible assets and other long-lived assets, restructuring costs and other special charges, income taxes, pension and other postretirement benefits, asset retirement obligations, environmental liabilities, and loss contingencies, among others. Actual results could differ from those estimates.

    o   Revenue recognition

    Celanese recognizes revenue when title and risk of loss have been transferred to the customer, generally at the time of shipment of products, and provided four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered;
(3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine revenue recognition criteria are not met for certain transactions, revenue recognition would be delayed until such time that the transactions become realizable and fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

    o   Cash and cash equivalents

    All highly liquid investments with original maturities of three months or less are considered cash equivalents.

    o   Investments in marketable securities

    Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market values in the balance sheet as other assets. Unrealized gains or losses, net of the related tax effect on available-for-sale securities, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized. The cost of securities sold is determined by using the specific identification method.

    A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

    o   Financial instruments

    Celanese addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and foreign currency exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes foreign currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables. Additionally, Celanese utilizes derivative instruments to reduce the exposure of its commodity prices and stock compensation expense.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Gains and losses on instruments not meeting the criteria for cash flow hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense.

    If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding. If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market and any unrealized gain or loss is recognized immediately.

    Foreign exchange contracts relating to foreign currency denominated accounts receivable or accounts payable are accounted for as fair value hedges. Gains and losses on derivative instruments designated and qualifying as fair value hedging instruments as well as the offsetting losses and gains on the hedged items are reported in earnings in the same accounting period. Foreign exchange contracts for anticipated exposures are accounted for as cash flow hedges. The effective portion of unrealized gains and losses associated with the contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in earnings.

    Celanese's risk management policy allows the purchase of up to 80 percent of its natural gas, butane and methane requirements, generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2003, Celanese entered into natural gas forward and cash-settled swap contracts for approximately 50 percent of its natural gas requirements, generally for up to 3 to 6 months forward; however, this practice may not be indicative of future actions. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses are included in the cost of the commodity upon settlement of the contract. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings.

    Celanese selectively used call options to offset some of the exposure to variability in expected future cash flows attributable to changes in the Company's stock price related to its stock appreciation rights plans. The options are designated as cash flow hedging instruments. Celanese excludes the time value component from the assessment of hedge effectiveness. The change in the call option's tim e value is reported each period in interest expense. The intrinsic value of the option contracts is deferred as a component of accumulated other comprehensive income (loss) until the compensation expense associated with the underlying hedged transactions affect earnings.

    Financial instruments which could potentially subject Celanese to concentrations of credit risk are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers' financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

    o   Inventories

    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or FIFO method and at certain locations, primarily in the U.S., the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    o   Investments and equity in net earnings of affiliates

    Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate joint ventures and certain other companies when an investor has "the ability to exercise significant influence over operating and financial policies of an investee. APB Opinion No. 18 generally considers an investor to have the ability to exercise significant influence when it owns 20 percent or more of the voting stock of an investee. Financial Accounting Standards Board ("FASB") Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, issued to clarify the criteria for applying the equity method of accounting to 50 percent or less owned companies, lists circumstances under which, despite 20 percent ownership, an investor may not be able to exercise significant influence. Certain investments where Celanese owns greater than a 20 percent ownership and can not exercise significant influence or control are accounted for under the cost method. Such investments aggregate $76 million and $75 million as of December 31, 2003 and 2002, respectively, and are included within long-term other assets.

    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, adopted by the Company effective January 1, 2002, the excess of cost over underlying equity in net assets acquired is no longer amortized.

    Celanese assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. See "Impairment of property, plant and equipment" for explanation of the methodology utilized.

    o   Property, plant and equipment

    Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis, generally over the following estimated useful lives of the assets:

Land Improvements .................................................... 20 years
Buildings ............................................................ 30 years
Buildings and Leasehold Improvements ................................. 10 years
Machinery and Equipment .............................................. 10 years

    Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter.

    Repair and maintenance costs, including costs for planned maintenance turnarounds, that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

    Interest costs incurred during the construction period of assets are applied to the average value of constructed assets using the estimated weighted average interest rate incurred on borrowings outstanding during the construction period. The interest capitalized is amortized over the life of the asset.

    Impairment of property, plant and equipment - Celanese assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of property, plant and equipment to be disposed of is determined in a similar manner, except that fair value is reduced by the costs to dispose of the assets.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    o   Intangible assets

    The excess of the purchase price over fair value of net identifiable assets and liabilities of an acquired business ("goodwill") and other intangible assets with indefinite useful lives, beginning in 2002, are no longer amortized, but instead tested for impairment at least annually. Patents, trademarks and other intangibles with finite lives are amortized on a straight-line basis over their estimated economic lives.

    Impairment of intangible assets - Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets an d liabilities are fair valued. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value of goodwill, impairment exists and must be recognized. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques.

    Recoverability of other intangible assets with indefinite useful lives is measured by a comparison of the carrying amount of the intangible assets to the fair value of the respective intangible assets. Any excess of the carrying value of the intangible assets over the fair value of the intangible assets is recognized as an impairment loss. The estimate of fair value is determined similar to that for goodwill outlined above.

    Celanese assesses the recoverability of intangible assets with finite lives in the same manner as for property, plant and equipment. See "Impairment of property, plant and equipment".

    o   Income taxes

    The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted by the balance sheet date.

    o   Environmental liabilities

    Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the event of a loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using the most current status of available facts, existing technology and presently enacted laws and regulations. Environmental liabilities for which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. (See Note 24)

    o   Legal Fees

    Celanese accrues for legal fees related to litigation matters when the costs associated with defending these matters can be reasonably estimated and are probable of occurring. All other legal fees are expensed as incurred.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    o   Minority interests

    Minority interests in the equity and results of operations of the entities consolidated by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 2003 are as follows:

                                                                Ownership
                                                                Percentage
                                                                ----------
InfraServ GmbH & Co. Oberhausen KG ...........................     84 %
Celanese Polisinteza d.o.o ...................................     73 %
Synthesegasanlage Ruhr GmbH ..................................     50 %
Dacron GmbH ..................................................      0 %

    Celanese has a 60 percent voting interest and the right to appoint a majority of the board of management of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidating this entity in its consolidated financial statements.

    Dacron GmbH is a variable interest entity as defined under FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. Celanese is deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements. (See Note 4)

    o   Accounting for Sorbates Matters

    In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 22, 1999, Celanese, then successor to Hoechst's sorbates business, was assigned the obligation related to the Sorbates matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst in the Consolidated Statement of Operations. Recoveries from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital in the Consolidated Balance Sheet. (See Note 23)

    o   Research and development

    The costs of research and development are charged as an expense in the period in which they are incurred.

    o   Functional and reporting currencies

    As a result of BCP's acquisition of voting control of Celanese AG, these financial statements are reported in U.S. dollars to be consistent with BCP's reporting requirements. For Celanese's reporting requirements, the euro continues to be the reporting currency.

    For Celanese's international operations where the functional currency is other than the U.S. Dollar, assets and liabilities are translated using period-end exchange rates, while the statement of operations amounts are translated using the average exchange rates for the respective period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods or from initial recognition during the period are included as a separate component of accumulated other comprehensive income (loss).

    o   Earnings per share

    Basic earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents, if dilutive. For the years ended December 31, 2003 and 2002, Celanese had employee stock options outstanding of 1.2 million and 1.1 million, respectively. The number of employee stock options considered dilutive as of December 31, 2003 was approximately 11,000. There were no stock options considered dilutive for the year ended December 31, 2002.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    o   Stock-based compensation

    Celanese accounts for stock options and similar equity instruments under the fair value method which requires compensation cost to be measured at the grant date based on the value of the award. The fair value of stock options is determined using the Black-Scholes option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility and the expected dividends of the underlying stock, and the risk-free interest rate over the expected life of the option. Compensation expense based on the fair value of stock options is recorded over the vesting period of the options and has been recognized in the accompanying consolidated financial statements. (See Note 20)

    Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese's common stock on the Frankfurt Stock Exchange at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 20)

    o   Accounting for purchasing agent agreements

    CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main ("CPO"), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese as well as third parties. CPO arranges sale and purchase agreements for raw materials on a commission basis. Accordingly, the commissions earned on these third party sales are classified as a reduction to selling, general and administrative expense. Commissions amounted to $8 million, $5 million and $13 million in 2003, 2002 and 2001, respectively. The raw material sales volume commissioned by CPO for third parties amounted to $560 million, $441 million and $478 million in 2003, 2002 and 2001, respectively.

    o   Reclassifications

    Certain reclassifications have been made to prior year balances in order to conform to current year presentation.

4.  Accounting Changes

    Accounting Changes Adopted in 2003
    ----------------------------------

    Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at its discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of $1 million was recorded as the cumulative effect of an accounting change. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is immaterial. (See Note 17). The effect of the adoption of SFAS 143 on proforma net income and proforma earnings per share for prior periods presented is not material.

    In January 2003, and subsequently revised in December 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised (collectively "FIN No. 46"). FIN No. 46 clarifies the application of
Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entity to finance its activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003. Celanese has not identified any VIEs other than the VIE disclosed below.

    Celanese has a lease agreement for its cyclo-olefin copolymer ("COC") plant with Dacron GmbH, a special purpose entity. This special purpose entity was created primarily for the purpose of constructing and subsequently leasing the COC plant to Celanese. This arrangement qualifies as a VIE. Based upon the terms of the lease agreement and the residual value guarantee Celanese provided to the lessors, Celanese is deemed the primary beneficiary of the VIE. At December 31, 2003, Celanese recorded $44 million of additional assets and liabilities from the consolidation of this special purpose entity. The consolidation of this entity is not expected to have a material impact on Celanese's future results of operations and cash flows.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into after June 30, 2003.

    In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on Celanese's consolidated financial position, results of operations or cash flows.

    In May 2003, the EITF reached a consensus on Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. EITF Issue No. 01-8 provides guidance on identifying leases contained in contracts or other arrangements that sell or purchase products or services. This consensus is effective prospectively for contracts entered into or significantly modified after May 28, 2003.

    In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") 104, Revenue Recognition. The SAB updates portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make the guidance consistent with current authoritative accounting literature. The principal revisions relate to the incorporation of certain sections of the staff's frequently asked questions document on revenue recognition into Topic 13. The adoption of SAB 104 did not have an effect on Celanese's consolidated financial position, results of operations or cash flows.

    In December 2003, the FASB issued SFAS No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement generally is effective for fiscal years ending after December 15, 2003. Celanese's disclosures in Note 18 incorporate the requirements of SFAS No. 132 (revised).

    Accounting Changes Adopted in 2002
    ----------------------------------

    In 2002, Celanese recorded income of $18 million for the cumulative effect of two accounting changes. This amount consisted of income of $9 million ($0.18 per share) from the implementation of SFAS No. 142, as disclosed below, and income of $9 million ($0.18 per share), net of income taxes of $5 million, as a result of the change in the measurement date of Celanese's U.S. benefit plans. (See Note 18)

    Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and provides that goodwill and some intangibles no longer be amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test within six months of adoption of SFAS No. 142 and at least annually thereafter.

    As of January 1, 2002, Celanese had goodwill with a net carrying value of $1,024 million that was subject to the transition provision of SFAS No. 142. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment. Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment.

    Additionally, SFAS No. 142 requires that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of $9 million was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations in the first quarter of 2002. (See Note 13)

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Celanese adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, on January 1, 2002, and accordingly applied the statement prospectively. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.
This statement establishes a single accounting model to test impairment, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS
No. 121 related to the recognition of impairment of long-lived assets to be held and used. Additionally, SFAS No. 144 extends the applicability to discontinued operations, and broadens the presentation of discontinued operations to include a component of an entity. The adoption of SFAS No. 144 did not have a material effect on Celanese's consolidated financial statements.

    Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the criteria for recognition of a liability for a cost associated with an exit or disposal activity.

    SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under EITF Issue No. 94-3, a liability was recognized when the Company committed to an exit plan. Additionally, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in cash flow estimates.

    In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 23. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption.

    FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of a liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. As noted above, Celanese has adopted the disclosure requirements of FIN No. 45 and applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

    Accounting Changes Adopted in 2001
    ----------------------------------

    Celanese adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, and accordingly applied the standards of the statements prospectively. These statements standardized the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statements of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Upon adoption, Celanese recorded a net transition adjustment gain of $8 million, net of related income tax of $4 million, in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of these statements resulted in Celanese recognizing $13 million of derivative instrument assets and $2 million of derivative liabilities. The effect of the ineffective portion of the derivatives on the consolidated statement of operations was not material.

    Celanese adopted SFAS No. 141, Business Combinations, on June 30,
2001, and accordingly applied the standards of the statement prospectively. Under this new standard, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. The adoption of SFAS No. 141 did not have a material effect on Celanese's consolidated financial statements.

5.  Supplemental Cash Flow Information

                                                                                   For the Years Ended
                                                                                       December 31,
                                                                               ---------------------------
                                                                                 2003      2002     2001
                                                                               --------  --------  -------
                                                                                      (in $ millions)
                                                                               ---------------------------
Cash paid during the year for:
     Taxes, net of refunds .................................................     171        28      (44)
     Interest, net of amounts capitalized ..................................      39        45       65
Noncash investing and financing activities:
     Fair value adjustment to securities available-for-sale, net of tax ....       4         3       (4)
     Settlement of demerger liability  (See Note 19) .......................      44         7       --

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

6.  Transactions and Relationships with Affiliates

    Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has investments accounted for under the cost or equity method of accounting are considered Affiliates; any transactions or balances with such companies are considered Affiliate transactions. The following tables represent Celanese's transactions with Affiliates, as defined above, for the periods presented.

                                                                                   For the Years Ended
                                                                                        December 31,
                                                                               ---------------------------
                                                                                 2003      2002     2001
                                                                               --------  --------  -------
                                                                                      (in $ millions)
                                                                               ---------------------------
Statements of Operations
  Purchases from Affiliates(1) .............................................        40        73       68
  Sales to Affiliates(1) ...................................................       105        70       37
  Interest income from Affiliates ..........................................        --         1        3
  Interest expense to Affiliates ...........................................         5         7       12

                                                                                 As of December 31,
                                                                               ----------------------
                                                                                  2003        2002
                                                                               ----------  ----------
Balance Sheets                                                                     (in $ millions)
                                                                               ----------------------
  Trade and other receivables from Affiliates ..............................        50         12
  Current notes receivable (including interest) from Affiliates ............         7         10
                                                                                ------     ------
          Total receivables from Affiliates ................................        57         22
                                                                                ======     ======

  Accounts payable and other liabilities due Affiliates ....................        35         26
  Short-term borrowings from Affiliates(2) .................................       100        101
                                                                                ------     ------
          Total due Affiliates .............................................       135        127
                                                                                ======     ======

(1) Purchases/Sales from/to Affiliates

    Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods or services.

(2) Short- term borrowings from Affiliates (See Note 16)

    The 2003 and 2002 balances reflect Celanese's short-term borrowings from Affiliates, the terms of which are based on current market conditions.

7.  Acquisitions, Divestitures and Joint Ventures

    Acquisitions:

o On December 31, 2002, Celanese acquired Clariant AG's European emulsions and worldwide emulsion powders businesses, valued at $154 million, including the assumption of related liabilities. Net of purchase price adjustments of $2 million and the assumption of liabilities of $21 million, Celanese paid $131 million cash for the net assets of the business in 2002. In 2003, the purchase price adjustment related to the acquisition was finalized, which resulted in Celanese making an additional payment of $7 million. The addition of this business to the Chemical Products segment will enable Celanese to offer a comprehensive range of value-added emulsions and emulsion powders that serve as the primary ingredients in quality surface coatings, adhesives, non-woven textiles and other applications. The emulsions and emulsion powders business has four production facilities servicing the product requirements of customers across Europe. There are also 11 sales offices and seven research and technology centers, located to provide rapid response to customers. Two of the production facilities are located in Germany and Spain, in close proximity to Celanese plants that supply chemical ingredients for emulsions. Celanese recorded $35 million of initial goodwill in 2002 which was subsequently reduced by $24 million upon completion of the purchase price allocation in 2003. In addition, the fair value of the intangible assets acquired was $42 million, consisting primarily of patents and trademarks. (See Note 13).

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Joint Ventures:

o On October 1, 2003, Celanese and Degussa AG ("Degussa") completed the combination of their European oxo businesses. The new joint venture, which is named European Oxo GmbH, consists of both companies' propylene-based oxo chemical activities. Celanese contributed to European Oxo GmbH net assets with a carrying value of $12 million for a 50% interest in the joint venture. Celanese retained substantially all the accounts receivable, accounts payable and accrued liabilities of its contributed business existing on September 30, 2003. In addition, Celanese and Degussa each have committed to fund the joint venture equally. Under a multi-year agreement, Degussa has the option to sell its share in European Oxo GmbH to Celanese at fair value beginning in January 2008. Celanese has the option to purchase Degussa's share in the business at fair value beginning in January 2009. Celanese's European oxo business was part of Celanese's former Chemical Intermediates segment. Celanese reports its investment in the Chemicals Products segment using the equity method of accounting.

    Divestitures:

    2003

o In September 2003, Celanese and The Dow Chemical Company ("Dow") reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylates to Celanese for use in its emulsions production. The sale price, subject to purchase price adjustments, for the business was $154 million, which consisted of cash proceeds of $149 million that was collected in March 2004. Simultaneously with the sale, Celanese repaid an unrelated obligation of $95 million to Dow. The acrylates business was part of Celanese's former Chemical Intermediates segment. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake Texas facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144. In the first quarter of 2004, Celanese recorded a pre-tax gain of $14 million associated with this transaction.

o In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of $10 million and recorded a gain of $3 million. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

    In 2003, Celanese recorded $1 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In addition, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of $4 million.

    2002

o Effective January 1, 2002, Celanese sold its interest in InfraServ GmbH & Co. Deponie Knapsack KG ("Deponie") to Trienekens AG. Celanese recorded a net cash outflow of $20 million on the sale of this business, which included cash of $35 million offset by proceeds received of $15 million, and a gain of $9 million on disposition of Deponie included in gain on disposition of assets.

o In December 2002, Celanese completed the sale of Trespaphan, its global oriented polypropylene ("OPP") film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of $214 million. Net of the purchase price adjustments of $19 million and the repayment of $80 million in intercompany debt that Trespaphan owed Celanese, Celanese received net proceeds of $115 million. Trespaphan was formerly part of Celanese's Performance Products segment. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

o During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

    In 2002, Celanese received net proceeds of $106 million and recorded
$14 million in earnings (loss) from operation of discontinued operations (including a gain on disposal of discontinued operations of $14 million) and a gain of $9 million in gain on disposition of assets relating to these divestitures. Additionally, Celanese recognized a tax benefit of $40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan's subsidiary in Germany relating to tax years ended December 31, 2001 and 2000. Since this tax benefit relates to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations. Additionally, Celanese recognized tax benefits of $10 million in 2001 related to these divestitures and recorded these in income tax benefit (expense) of discontinued operations.

    2001

o In January 2001, Celanese sold its investment in InfraServ GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH. (See Note 11)

o In January 2001, Celanese sold its CelActiv(TM) and Hoecat(R) catalyst business to Synetix.

o In April 2001, Celanese sold NADIR filtration GmbH, formerly Celgard GmbH, to KCS Industrie Holding AG. This divestiture was classified as a discontinued operation.

o In June 2001, Celanese sold its ownership interest in Hoechst Service Gastronomie GmbH to Eurest Deutschland GmbH and InfraServ GmbH & Co. Hoechst KG.

o In October 2001, Celanese sold its ownership interest in Covion Organic Semiconducters GmbH, a developer and producer of light-emitting organic polymers, tOAvecia, its joint venture partner in Covion Organic Semiconductors GmbH.

    Celanese received gross proceeds of $12 million in 2001 and recorded a gain of $5 million in interest and other income, net, a gain of $2 million in gain on disposal of discontinued operations and a gain of $1 million in gain on disposition of assets related to the sale of these businesses and assets. Celanese recorded an additional pre-tax gain in 2001 of $11 million in gain on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of $5 million for discontinued operations.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

8.  Securities Available for Sale

    At December 31, 2003 and 2002, Celanese had $203 million and $142 million, respectively, of marketable securities available for sale, which were included as a component of long-term other assets. Celanese's captive insurance companies hold these securities. There was a net realized gain of $3 million and $4 million in 2003 and 2001, respectively and a net realized loss of $7 million in 2002. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at December 31, 2003 and 2002, were as follows:


                                          Amortized   Unrealized   Unrealized   Fair
                                            Cost         Gain        Loss       Value
                                        ------------- ----------- ----------- ---------
                                                          (in $ millions)
                                        -----------------------------------------------
At December 31, 2003
Debt Securities
  U.S. Government ...................          27          --        --          27
  U.S. municipal ....................           1          --        --           1
  U.S. corporate ....................          99           2        --         101
                                             ----        ----      ----        ----
         Total debt securities ......         127           2        --         129
Bank certificates of deposit ........          35          --        --          35
Equity securities ...................           6           2        --           8
Mortgage-backed securities ..........          31          --        --          31
                                             ----        ----      ----        ----
                                              199           4        --         203
                                             ====        ====      ====        ====
At December 31, 2002
Debt Securities
  U.S. Government ...................          32           1        --          33
  U.S. municipal ....................          --          --        --          --
  U.S. corporate ....................          67           2        --          69
                                             ----        ----      ----        ----
         Total debt securities ......          99           3        --         102
Bank certificates of deposit ........          16          --        --          16
Equity securities ...................           6           1        --           7
Mortgage-backed securities ..........          17          --        --          17
                                             ----        ----      ----        ----
                                              138           4        --         142
                                             ====        ====      ====        ====

    Fixed maturities at December 31, 2003 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                               Amortized     Fair
                                                                 Cost       Value
                                                               ---------  --------
                                                                 (in $ millions)
                                                               -------------------
Within one year ..........................................        36         36
From one to five years ...................................        93         95
From six to ten years ....................................        53         53
Greater than ten years ...................................        11         11
                                                                ----       ----
                                                                 193        195
                                                                ====       ====

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

9. Receivables, net

                                                                As of December 31,
                                                              ---------------------
                                                                  2003      2002
                                                              ----------  ---------
                                                                 (in $ millions)
                                                              ---------------------
Trade receivables - third party and affiliates ..........          744       687
Reinsurance receivables .................................          205       223
Others ..................................................          384       240
                                                                ------    ------
  Subtotal ..............................................        1,333     1,150
Allowance for doubtful accounts .........................          (22)      (21)
                                                                ------    ------
  Net receivables .......................................        1,311     1,129
                                                                ======    ======

    As of December 31, 2003 and 2002, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

    In 2001, Celanese entered into an agreement that allows Celanese to sell certain U.S. trade receivables under a planned continuous sale program to a third party. This program is renewable annually until December 2004. The program is accounted for under the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The agreement permits Celanese's U.S.operating subsidiaries to sell certain U.S. trade receivable to CNA Funding LLC, a wholly owned subsidiary of Celanese that was formed for the sole purpose of entering into the program. CNA Funding LLC in turn sells an undivided ownership interest in these trade receivables to the purchaser. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the receivables purchased. Celanese continues to service, administer, and collect the trade receivables on behalf of the financial institution and receives a fee for performance of these services. During both 2003 and 2002, the provisions of the program allowed for the sale of up to $120 million of receivables. There were no outstanding sales of receivables under this program as of December 31, 2003 and 2002 (see Note 2). Fees paid by Celanese under this agreement are based on certain variable market rate indices and were $1 million in both 2003 and 2002. There were no fees paid in 2001.

10.  Inventories


                                                  As of December 31,
                                                ---------------------
                                                   2003       2002
                                                ---------   ---------
                                                   (in $ millions)
                                                ---------------------
Finished goods .............................         357       371
Work-in-process ............................          16        18
Raw materials and supplies .................         134       116
                                                  ------    ------

  Subtotal .................................         507       505
LIFO adjustment ............................          10         9
                                                  ------    ------
          Total inventories ................         517       514
                                                  ======    ======

    At December 31, 2003 and 2002, $166 million and $230 million, respectively, of total inventories, which consisted primarily of finished goods in the U.S., were valued by the LIFO method. During 2003, 2002 and 2001, inventory usage resulted in the liquidation of LIFO inventory quantities, which had the effect of reducing cost of sales by $7 million, $9 million and $39 million, respectively.

    As of December 31, 2003 and 2002, the LIFO adjustments for the U.S. subsidiaries was net of a $28 million fair value adjustment in inventory from the 1987 acquisition by Hoechst of the former Celanese Corporation.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

11.  Investments

    Celanese accounts for the following Affiliates under the equity method:


                                                                                               Celanese's     Celanese's
                                                                                                Carrying        Share of
                                                                                                 Value       Earnings (Loss)
                                                                                           -------------   ----------------
                                                                               Percent                    2003
                                                                                           --------------------------------
Affiliate                                                   Segment           Ownership            (in $ millions)
----------                                            ---------------------   -----------  --------------------------------
Estech GmbH & Co. KG ...........................      Chemical Products          51.0%            3               (1)
Clear Lake Methanol Co., LLC ...................      Chemical Products          50.0%           --               --
European Oxo GmbH ..............................      Chemical Products          50.0%           10               (2)
Fortron Industries .............................           Ticona                50.0%           22                4
Korea Engineering Plastics Co., Ltd. ...........           Ticona                50.0%          113                8
Polyplastics Co., Ltd ..........................           Ticona                45.0%          244               15
InfraServ GmbH & Co. Gendorf KG ................            Other                39.0%           21                1
InfraServ GmbH & Co. Hoechst KG ................            Other                31.2%          127                9
InfraServ GmbH & Co. Knapsack KG ...............            Other                27.0%           18                1
Sherbrooke Capital Health and Wellness, L.P. ...      Performance Products       10.0%            3               --
                                                                                                ---              ---
           Total                                                                                561               35
                                                                                                ===              ===


                                                                     2003       2002
                                                                   --------   --------
                                                                     (in  $ millions)
                                                                   -------------------
Affiliates totals:
  Net sales .....................................................    2,053      1,749
  Net earnings ..................................................       85         51
Celanese's share:
  Net earnings ..................................................       35         21
  Dividends .....................................................       24         65
  Distributions .................................................       --         39

Total assets ....................................................    2,320      1,888
Total liabilities ...............................................    1,147        914
Interests of others .............................................      720        594
                                                                    ------     ------
  Celanese's share of equity ....................................      453        380
Excess of cost over underlying equity in net assets acquired ....      108         96
                                                                    ------     ------
  Celanese's carrying value of investments ......................      561        476
                                                                    ======     ======

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Estech GmbH & Co. KG is a venture created in 2002 for the production and marketing of neopolyol esters. Celanese accounts for its ownership interest in Estech GmbH & Co. KG under the equity method of accounting because the minority shareholder has substantive participating rights that allow it to participate in significant decisions made in the ordinary course of business.

    In October 2003, Celanese and Degussa completed the formation of European Oxo Chemicals GmbH, a joint venture created to own and operate the European propylene-based oxo businesses of Celanese and Degussa. (See Note 7)

    In January 2001, Celanese sold its investment in InfraServ GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH. (See Note 7)

    During the third quarter of 2001, overcapacity in the methanol industry resulted in Celanese and its venture partners idling their methanol unit, operated by the Clear Lake Methanol Joint Venture ("CLMV") indicating that an other than temporary decline in the value of Celanese's investment in CLMV had occurred. As a result, Celanese wrote down its remaining investment in CLMV of $5 million.

    Celanese accounts for its ownership interest in Sherbrooke Capital Health and Wellness, L.P. under the equity method of accounting because Celanese is able to exercise significant influence.

12.  Property, Plant and Equipment


                                                                   As of December 31,
                                                                 ---------------------
                                                                    2003       2002
                                                                 ---------   --------
                                                                    (in $ millions)
                                                                 --------------------
Land and land improvements ...................................        191        166
Buildings, building improvements and leasehold improvements ..        598        559
Machinery and equipment ......................................      5,085      4,740
Construction in progress .....................................        193        174
Capitalized interest .........................................        153        157
                                                                   ------     ------
  Property, plant and equipment, gross .......................      6,220      5,796
Accumulated depreciation and amortization ....................     (4,510)    (4,203)
                                                                   ------     ------
  Property, plant and equipment, net .........................      1,710      1,593
                                                                   ======     ======

    Total capital expenditures in property, plant and equipment were $211 million, $203 million and $191 million in 2003, 2002 and 2001, respectively. Depreciation totaled $278 million, $244 million and $251 million in 2003, 2002, and 2001 respectively. Writedowns due to asset impairments amounting to $2 million, $6 million and $76 million were recorded to special charges in 2003, 2002 and 2001, respectively.

    Assets under capital leases, net of accumulated amortization, amounted to $13 million and $8 million in 2003 and 2002, respectively.

    Interest costs capitalized were $3 million, $6 million and $4 million in 2003, 2002 and 2001, respectively.

    In 2003, the purchase price allocation associated with the December 2002 acquisition of the Emulsions business was finalized. As a result, property, plant and equipment was increased by $35 million. This increase was recorded as follows: $30 million in machinery and equipment, $4 million in buildings, and $1 million in land.

    At December 31, 2003, the consolidation of a variable interest entity, Dacron GmbH, resulted in the recording of $53 million in net property, plant and equipment. This was recorded as follows: $73 million in machinery and equipment cost and $20 million in machinery and equipment accumulated depreciation.

    On October 1, 2003, Celanese and Degussa began their European Oxo
GmbH joint venture. (See Note 7) Celanese contributed property, plant, and equipment of $7 million to European Oxo GmbH. This contribution was recorded as follows: $122 million in machinery and equipment cost, $116 million in machinery and equipment accumulated depreciation, and $1 million in construction in process.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    As of January 1, 2003, Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations. Celanese recognized transition amounts for existing asset retirement obligations and corresponding capitalized costs and accumulated depreciation. Upon adoption, Celanese recorded $8 million in land and land improvements cost, and $5 million in land and land improvements accumulated depreciation. In addition, in the fourth quarter of 2003, the Company assigned a probability that certain facilities in the Acetate products segment will close in the latter half of this decade. As a result, the Company recorded $10 million in land and land improvements cost and $1 million to machinery and equipment cost as well as $10 million in land and land improvement accumulated depreciation and $1 million in machinery and equipment accumulated depreciation.

13.  Intangible Assets

Goodwill
--------

                                                                               Acetate
                                                          Chemical Products    Products    Ticona    Total
                                                        --------------------  ----------  --------  -------
                                                                           (in $ millions)
                                                        ---------------------------------------------------
Carrying value of goodwill as of December 31, 2001 ..          528                153        343     1,024

  Acquired during the year ..........................           35                 --         --        35
  Exchange rate changes .............................            2                 --         --         2
                                                             -----              -----      -----     -----

Carrying value of goodwill as of December 31, 2002 ..          565                153        343     1,061
                                                             -----              -----      -----     -----
  Finalization of Purchase Accounting Adjustments ...          (24)                --         --       (24)
  Exchange rate changes .............................           27                  8         --        35
                                                             -----              -----      -----     -----

Carrying value of goodwill as of December 31, 2003 ..          568                161        343     1,072
                                                             =====              =====      =====     =====

    Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement provides that goodwill and other intangible assets with an indefinite life no longer be amortized rather they will be tested at least annually for impairment. Additionally, the adoption of SFAS No. 142 required that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of $9 million was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations in the first quarter of 2002.

    The following table presents the impact of adopting SFAS No. 142 on net earnings (loss) and net earnings (loss) per share:


                                                               For the Years Ended
                                                                  December 31,
                                                          ---------------------------
                                                               2002           2001
                                                          -------------   -----------
                                                          (in $ millions, except per
                                                                   share  data)
                                                          ---------------------------
Reported net earnings (loss) ..........................         181        (345)
Adjustment for goodwill amortization ..................          --          81
Adjustment for negative goodwill ......................          (9)         (3)
                                                              -----       -----
Adjusted net earnings (loss) ..........................         172        (267)
                                                              =====       =====

Earnings (loss) per common share - basic and diluted:
  Reported net earnings (loss) ........................        3.60       (6.85)
  Goodwill amortization ...............................          --        1.60
  Negative goodwill ...................................       (0.18)      (0.06)
                                                              -----       -----
  Adjusted net earnings (loss) ........................        3.42       (5.31)
                                                              =====       =====

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    In 2001, special charges of $218 million were recorded for the impairment of goodwill in Celanese's former Chemical Intermediates segment due to the deterioration in the outlook of the acrylates and oxo business lines. Celanese's management determined that the future undiscounted cash flows associated with portions of the assets of the underlying businesses were insufficient to recover their carrying value. Accordingly, such assets were written down to fair value, which was determined on the basis of discounted cash flows.

Other Intangible Assets
-----------------------

    Celanese's other intangible assets, primarily relate to patents and trademarks acquired in the emulsions acquisition. Celanese's cost and accumulated amortization of other intangible assets as of December 31, 2003 were $67 million and $31 million, respectively. Celanese's cost and accumulated amortization of other intangible assets as of December 31, 2002 were $41 million and $17 million, respectively. Aggregate amortization expense charged against earnings for intangible assets with finite lives during the years ended December 31, 2003, 2002 and 2001 totaled $11 million, $2 million and $2 million, respectively. Estimated amortization expense for the succeeding five fiscal years is approximately $5 million each in 2004, 2005 and 2006, $3 million in 2007 and $1 million in 2008. Intangible assets subject to amortization have a weighted average life of five years.

    In 2003, it was determined that of the other intangible assets that were acquired in the emulsions acquisition, $7 million represents a trademark, which has an indefinite life and is not subject to amortization. Accordingly, no amortization expense was recorded for this trademark in 2003.

14.  Income Taxes

    Celanese is headquartered in Germany. Under German tax law, German corporations are subject to both a corporate income tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate income tax purposes. The German corporate income tax rate in 2003 was 26.5 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany is 41 percent. In 2002 and 2001, the corporate tax rate was 25 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany was 40 percent for those years.

    Effective January 1, 2004, the German corporate income tax rate is decreased to 25 percent for the year 2004 and beyond. The solidarity surcharge on the corporate income tax will remain 5.5 percent. Combined with the solidarity surcharge on the German income tax rate plus the blended trade income tax rate, the statutory tax rate in Germany will be 40 percent for 2004.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Deferred taxes are being provided at a 40 percent rate for the German companies as of December 31, 2003. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

                                                                         For the Years Ended
                                                                            December 31,
                                                                         --------------------
                                                                          2003    2002   2001
                                                                         ------  -----  -----
                                                                           (in $ millions)
                                                                         --------------------
Earnings (loss) from continuing operations before income tax and  minority  interests:
  Germany ............................................................     (28)    140    139
  U.S. ...............................................................      67    (131)  (621)
  Other ..............................................................     163     194     94
                                                                          ----    ----   ----
      Total ..........................................................     202     203   (388)
                                                                          ====    ====   ====
Provision (benefit) for income taxes:
  Current:
   Germany ...........................................................      28      37     43
   U.S. ..............................................................     (74)    (29)    85
   Other .............................................................      42      42     21
                                                                          ----    ----   ----
      Total current ..................................................      (4)     50    149
                                                                          ====    ====   ====
Deferred:
   Germany ...........................................................      (8)     24    (41)
   U.S. ..............................................................      76      (9)  (186)
   Other .............................................................      (4)      2    (17)
                                                                          ----    ----   ----
      Total deferred .................................................      64      17   (244)
                                                                          ----    ----   ----
      Income tax provision (benefit) .................................      60      67    (95)
                                                                          ====    ====   ====

Effective income tax rate reconciliation:
   A reconciliation of income tax provision (benefit) for the years ended December 31, 2003, 2002 and 2001 determined by using the applicable German statutory rate of 41% for 2003, 40% for 2002 and 40% for 2001 follows:

   Income tax provision (benefit) computed at statutory tax rates.....      83      81   (155)
     Increase (decrease) in taxes resulting from:
        Change in valuation allowance ................................      (7)    (26)   (58)
        Equity Income and  Dividends  ................................       5      14     (3)
        Non-deductible amortization and impairment ...................      --      --    107
        U.S. foreign tax credit/Subpart F income .....................       4       2     12
        U.S. tax rate differentials ..................................      (4)      6     32
        Other foreign tax rate differentials .........................     (35)    (31)   (39)
        Valuation adjustments in subsidiaries ........................       8      15     --
        Change in statutory German trade tax rate ....................      (3)     --     --
        Adjustment for prior years taxes .............................       7      --     --
        Other ........................................................       2       6      9
                                                                          ----    ----   ----
     Income tax provision (benefit) ..................................      60      67    (95)
                                                                          ====    ====   ====

    Celanese recognized income tax expense of $60 and $67 million in 2003 and 2002, respectively. In 2001, Celanese recognized an income tax benefit of $95 million.

    The effective tax rate for Celanese in 2003 was 30 percent compared to 33 percent in 2002 and 25 percent in 2001. In comparison to the German statutory tax rate, the 2003 effective rate was favorably affected by unrepatriated low-taxed earnings, favorable settlement of prior year (1996) taxes in the U.S., equity earnings from Polyplastics Co. Ltd. which are excluded from U.S. taxable income, and utilization of a U.S. capital loss carryforward that had been subject to a valuation allowance. The effective tax rate was unfavorably affected in 2003 by dividend distributions from subsidiaries and writedowns of certain German corporate income and trade tax benefits related to prior years.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    In comparison to the German statutory tax rate, the Celanese effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

    In 2001, Celanese recognized an income tax benefit of $95 million and reported an effective tax rate of 25 percent. In comparison to the German statutory tax rate, the effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

    The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                          As of December 31,
                                                        ---------------------
                                                           2003        2002
                                                        ---------    --------
                                                           (in $ millions)
                                                        ---------------------
Pension and postretirement obligations ............         365         410
Accrued expenses ..................................         122         123
Net operating loss carryforwards ..................         361         382
Investments .......................................          35          27
Other  ............................................          66          99
                                                          -----       -----
   Subtotal .......................................         949       1,041

Valuation allowance ...............................        (160)       (174)
                                                          -----       -----
   Deferred tax assets ............................         789         867
                                                          -----       -----
Depreciation ......................................         207         189
Interest ..........................................           3           7
Inventory .........................................          27          24
Other  ............................................          --           1
                                                          -----       -----
   Deferred tax liabilities .......................         237         221
                                                          -----       -----
      Net deferred tax assets .....................         552         646
                                                          =====       =====

    A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily in the U.S. for state net operating losses and federal capital loss carryforwards, and Mexican net operating loss carryforwards, which may not be realizable. Based on the criteria provided under SFAS No. 109, it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 2003.

    At December 31, 2003, Celanese has net operating loss carryforwards of approximately $788 million, primarily in the United States, Germany and Mexico, with various expiration dates (the U.S. carryforwards begin to expire in 2021). In addition, Celanese has a capital loss carryforward of $162 million in the United States which will expire in 2004. Under U.S. tax law, the U.S. federal net operating loss carryforwards may be subject to limitation in the event of an ownership change. As a result of the completion of the tender offer, Celanese is assessing what effect this limitation would have on the deferred tax assets attributable to these carryforwards (see Note 2).

    Provisions have not been made for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

15.  Accounts Payable and Accrued Liabilities

                                                             As of December 31,
                                                           --------------------
                                                             2003        2002
                                                           ---------   --------
                                                              (in $ millions)
                                                           --------------------
Trade payables - third party and affiliates ..............    590         572
Accrued salaries and benefits ............................    160         163
Accrued environmental (See note 24) ......................     35          35
Accrued restructuring ....................................     40          58
Insurance loss reserves (See note 26) ....................    145         145
Accrued legal ............................................    143          25
Other.....................................................    396         264
                                                            -----       -----
         Total accounts payable and accrued liabilities ..  1,509       1,262
                                                            =====       =====

    As of December 31, 2003, the Other caption above includes a reclassification from Other liabilities on the Consolidated Balance Sheet of approximately $56 million in anticipation of an early payment of an obligation under a separate agreement with Dow, which was accelerated upon the close of the sale of the acrylates business. As of December 31, 2003, the total liability recorded within Other associated with this matter was $95 million, including interest. This amount was paid in February 2004. (See Note 7).

    As of December 31, 2003, accrued legal above includes $137 million of liabilities related to sorbates matters (See Note 23), of which $29 million was reclassed from other long-term liabilities during 2003.

16.  Debt

Short-term borrowings and current installments of long-term debt


                                                                                                           Weighted
                                                                                                           Average
                                                                                            As of          Interest
                                                                                          December 31,      Rates
                                                                                      ----------------   ------------
                                                                                        2003      2002    2003  2002
                                                                                      -------   -------  ----- ------
                                                                                        (in $ millions)
                                                                                      -------------------------------
Current installments of long-term debt ............................................       48       103    5.9%   1.6%
Short-term borrowings from Affiliates  ............................................      100       101    2.0%   3.6%
                                                                                       -----     -----
         Total short-term borrowings and current installments of long-term debt ...      148       204
                                                                                       =====     =====

    Celanese has a $700 million commercial paper program of which no amounts were outstanding as of December 31, 2003. Celanese maintained committed backup facilities, revolving credit lines and term loans with several banks aggregating $1,540 million at December 31, 2003; the aggregate unused part thereof amounts to $1,303 million, of which $320 million are backup facilities for Celanese's commercial paper program. These credit backup facilities for the commercial paper program are 364-day facilities which are subject to renewal annually. These credit backup facilities were cancelled in April 2004. Celanese had outstanding letters of credit amounting to $149 million at December 31, 2003.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Long-term debt

                                                                  As of
                                                                December 31,
                                                              --------------
                                                                2003    2002
                                                              -------  ------
                                                              (in $ millions)
                                                              ---------------
Term notes:
  6.125% notes, due 2004 ................................         25      25
  7.125% medium-term notes, due 2009 ....................         14      14
Variable rate loans with interest rates
 adjusted periodically:
  Due in 2003, interest rate of 4.47% ...................         --       3
  Due in 2003, interest rate of 1.49% ...................         --      99
  Due in 2005, interest rate of 1.55% ...................         25     175
  Due in 2006, interest rate of 4.47%  ..................         --       5
  Due in 2008, interest rate of 1.55% ...................        150      --
  Due in 2009, interest rate of 2.90% ...................         61      --
Pollution control and industrial revenue bonds,
 interest rates ranging from 5.2% to 6.7%, due
 at various dates through 2030 ..........................        209     209
Obligations under capital leases and other secured
 borrowings due at various dates through 2018 ...........         53      13
                                                               -----   -----
  Subtotal  .............................................        537     543
    Less: Current installments of long-term debt ........         48     103
                                                               -----   -----
      Total long-term debt ..............................        489     440
                                                               =====   =====

    As of December 31, 2003, approximately 80% of the long-term borrowings above are denominated in U.S. dollars, with the remaining amounts denominated primarily in euros. A number of Celanese's bank loan agreements have ratio or credit rating covenants. Approximately one-third of total debt outstanding at December 31, 2003 is subject to repayment in the case of a specified downgrade in our credit rating and change of control. Should Celanese fail to meet the ratio or credit rating covenants of a particular loan, we believe that Celanese has adequate liquidity sources to meet its ongoing requirements. As of December 31, 2003, Celanese was in compliance with all debt covenants.

    In connection with the tender offer, Celanese Americas Corporation ("CAC"), a wholly owned subsidiary of Celanese, became a party to credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders. CAC and its U.S. subsidiaries have access to approximately $608 million under these credit facilities. CAC also borrowed $161 million from BCP Caylux Holdings Luxembourg S.C.A. ("Caylux"), an indirect parent of BCP, at a variable rate, and repaid $175 million of Celanese's variable rate debt, scheduled to mature in 2005 and 2008. Celanese cancelled its committed commercial paper backup facilities and revolving credit lines and will be required to replace $72 million of existing letters of credit by June 30, 2004.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    The maturities in 2004 and thereafter, including short-term borrowings, are as follows:

                                        Total
                                   --------------
                                  (in  $ millions)
                                   --------------
2004 .......................             148
2005 .......................              33
2006 .......................              32
2007 .......................              11
2008 .......................             152
Thereafter .................             261
                                       -----
     Total .................             637
                                       =====

    Celanese recorded interest expense, net of amounts capitalized, of $49 million, $55 million and $72 million in 2003, 2002 and 2001, respectively. Interest expense on the borrowings noted above, including the effects of related interest rate swaps and the adjustment for capitalized interest was $37 million, $45 million and $62 million, respectively. The remaining portion related to the interest component of discounted environmental liabilities, financial instruments, and other liabilities.

17.  Other Liabilities


                                                                               As of December 31,
                                                                             ---------------------
                                                                               2003         2002
                                                                             ---------   ---------
                                                                               (in  $ millions)
                                                                             ---------------------
Pension and postretirement medical and life obligations (See Note 18) ..      1,165        1,271
Environmental liabilities (See Note 24) ................................        124          173
Insurance liabilities (See Note 26) ....................................        171          177
Other ..................................................................        194          262
                                                                              -----        -----
          Total other liabilities ......................................      1,654        1,883
                                                                              =====        =====

    Prior to the adoption of SFAS 143, Celanese had $33 million of post closure liabilities included within environmental liabilities. As provided under SFAS 143, such amounts were reversed, and $39 million of asset retirement obligations were established. As of December 31, 2003, estimated costs for asset retirement obligations were approximately $47 million, of which $42 million is included as a component of other long-term liabilities included in the other caption above. This amount primarily represents Celanese's estimated future liability for various landfill closures and the associated monitoring costs at these operating sites.

Changes in Celanese's asset retirement obligations can be reconciled as follows:

                                                 For the year ended
                                                    December 31,
                                              ----------------------
                                                       2003
                                                 (in $ millions)
                                              ----------------------
Balance January 1, 2003 ..................              39
Additions ................................              11
Accretion ................................               2
Payments  ................................              (4)
Revisions to Cash Flow Estimates .........              (1)
Exchange rate changes ....................              --
                                                     -----
Balance December 31, 2003  ...............              47
                                                     =====

    The Company has identified but not recognized asset retirement obligations related to substantially all of its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, Celanese currently plans on continuing operations at these facilities indefinitely and therefore a reasonable estimate of fair value cannot be determined at

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

this time. In the event that Celanese considers plans to abandon or cease operations at these sites, an asset retirement obligation will be reassessed at that time. If certain operating facilities were to close, the related asset retirement obligations could significantly effect our results of operations and cash flows.

18.  Benefit Obligations

    Pension obligations - Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts have been established for some non-qualified plans.

    Defined benefit pension plans exist at certain locations in the North America and Europe. As of December 31, 2003, Celanese's U.S. Qualified Plan represented greater than 90 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. Effective January 1, 2001, for Celanese's U.S. Qualified pension plan, the Company began providing pension benefits for certain new employees hired in the United States after December 31, 2000 based upon a new Cash Balance Plan formula. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans generally are prepared annually.

    Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and Celanese will match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated $11 million in 2003, $12 million in 2002 and $14 million in 2001.

    Other postretirement benefit plans - Certain retired employees receive postretirement medical benefits under plans sponsored by Celanese. Celanese has the right to modify or terminate these plans at any time. Celanese employees in the U.S. who were 50 years of age as of January 1, 2001 are eligible to receive postretirement medical benefits, both pre-65 coverage and continued secondary coverage at age 65, provided that upon termination they are at least age 55 and have a minimum of 10 years of service. On January 1, 2001, Celanese eliminated continued postretirement medical coverage at age 65 for employees who were not 50 on January 1, 2001 or were hired on or after January 1, 2001. This group of employees continues to be eligible for pre-65 postretirement medical coverage provided that upon termination they are at least age 55 and have a minimum of 10 years of service. Generally, the cost for coverage is shared between Celanese and the employee, and is determined based upon completed years of service.

    In 2003, the Celanese U.S. postretirement medical plan was amended to introduce defined dollar caps for pre- 1993 retirees. The amendments included: pre-age 65 cap was set to $9,600 and the post-age 65 cap was set to $3,000; the elimination of pre-1993 retiree contributions until the cap is reached; moving all retirees to the managed choice program; and introduction of relatively minor changes to the retiree cost sharing in order to simplify administration. These changes were approved by the Board in June 2003 and were reflected with a remeasurement of the retiree medical plan resulting in the establishment of a $67 million negative prior service cost base as these changes become effective for participants July 1, 2004.

    On December 8, 2003, the U.S. Government signed the Medicare
Prescription Drug, Improvement and Modernization Act into law. This law provides for payment of certain prescription drug costs by Medicare or for a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. Celanese is currently evaluating the effect this new legislation will have on the Celanese retiree medical plan design and liability values. In addition, the Company is awaiting further guidance from the FASB on the appropriate accounting treatment of the government subsidies. Therefore, the effect of the Medicare legislation is not included in the retiree medical figures. We anticipate that this bill may decrease the Celanese accumulated postretirement benefit obligation ("APBO") by 5% to 10%.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                                                              Postretirement
                                                       Pension   Benefits        Benefits
                                                    ----------------------  -----------------
                                                       2003        2002        2003     2002
                                                    ----------  ----------   -------  -------
                                                                 (in  $ millions)
                                                    -----------------------------------------
Change in projected benefit obligation
 Projected benefit obligation at beginning of year ..  2,558      2,350         487      454
 Service cost .......................................     36         33           2        3
 Interest cost ......................................    171        166          27       29
 Participant contributions ..........................      1          1          11        8
 Plan amendments  ...................................      5          1         (67)      --
 Actuarial (gains) losses ...........................    156         77          16       35
 Acquisitions .......................................     --          6          --       --
 Special termination benefits .......................     (1)         1          --       --
 Settlements ........................................     (1)        (7)         --       --
 Benefits paid ......................................    (170)     (158)        (55)     (50)
 Change in measurement dates ........................       6        72          --        6
 Foreign currency exchange rate changes .............      47        16           3        2
                                                        -----     -----       -----    -----
   Projected benefit obligation at end of year ......   2,808     2,558         424      487
                                                        =====     =====       =====    =====
                                                       Pension     Postretirement
Weighted-average assumptions used to determine         Benefits       Benefits
                                                     ------------  --------------
 benefit obligations as of December 31,               2003   2002    2003   2002
                                                     ------ ------  ------ ------
Discount rate-
 U.S. plans: .................................       6.25%   6.75%  6.25%  6.75%
 International plans:  .......................       5.70%   6.30%  6.00%  6.50%
   Combined: .................................       6.20%   6.70%  6.25%  6.75%
Rate of compensation increase-
 U.S. plans: .................................       4.00%   4.00%    --     --
 International plans: ........................       2.25%   2.70%    --     --
   Combined: .................................       3.60%   3.75%    --     --

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                                                                           Postretirement
                                                                    Pension Benefits          Benefits
                                                                 ----------------------   ----------------
                                                                    2003        2002        2003    2002
                                                                 ---------   ----------   -------- -------
                                                                               (in  $ millions)
                                                                 -----------------------------------------
Change in plan assets
  Fair value of plan assets at beginning of year ............      1,574       1,534         --      --
  Actual (loss) return on plan assets .......................        343        (150)        --      --
  Company contributions .....................................        154         114         44      42
  Participant contributions  ................................          1           1         11       8
  Settlements ...............................................         (1)         (5)        --      --
  Benefits paid .............................................       (170)       (158)       (55)    (50)
  Change in measurement dates ...............................          2         230         --      --
  Foreign currency exchange rate changes ....................         26           8         --      --
                                                                   -----       -----      -----   -----
    Fair value of plan assets at end of year ................      1,929       1,574         --      --
                                                                   =====       =====      =====   =====
Funded status and net amounts recognized
  Plan assets in excess of (less than) benefit obligation ...       (879)       (984)      (424)   (487)
  Unrecognized prior service cost (benefit)  ................         39          42        (71)     (7)
  Unrecognized actuarial loss  ..............................        830         846        175     168
  Unrecognized net transition asset .........................         --          (2)        --      --
                                                                   -----       -----      -----   -----
    Net amount recognized in the consolidated balance sheets.        (10)        (98)      (320)   (326)
                                                                   =====       =====      =====   =====

Amounts recognized in the accompanying consolidated
  Balance sheets consist of:
  Accrued benefit liability .................................       (739)       (843)      (320)   (326)
  Intangible asset(1) .......................................         39          42         --      --
  Additional minimum liability(2) ...........................        690         703         --      --
                                                                   -----       -----      -----   -----
    Net amount recognized in the consolidated balance sheets.        (10)        (98)      (320)   (326)
                                                                   =====       =====      =====   =====

(1) Amount is classified as other assets in the consolidated balance sheets.
(2) Amount shown net of tax in the consolidated statements of shareholders' equity.

    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2003 were $2,799 million, $2,662 million and $1,917 million, respectively, and as of December 31, 2002 were $2,551 million, $2,413 million and $1,566 million, respectively.

    The accumulated benefit obligation for all defined benefit pension plans was $2,670 million and $2,419 million at December 31, 2003 and 2002, respectively.

    Celanese uses a measurement date of December 31 for its pension and other postretirement benefit plans.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    In 2003, Celanese changed the actuarial valuation measurement date for its Canadian pension and other postretirement benefit plans from September 30 to December 31. The net effect of this change is not material.

    In 2002, Celanese changed the actuarial valuation measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. Celanese believes this method is preferable in the circumstances because a calendar year reporting will bring the valuation date in line with its fiscal year-end reporting and allow for a more current measurement of the related actuarial components. Celanese accounted for this as a change in accounting principle, which resulted in a cumulative effect adjustment in 2002. As a result, income of $9 million , net of income taxes of $5 million, was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations. In addition, this change reduced total 2002 pension and postretirement benefit expense cost by approximately $14 million.

                                                                  Pension                Postretirement
                                                                  Benefits                  Benefits
                                                           ----------------------   -------------------------
                                                            2003     2002   2001      2003     2002     2001
                                                           ------- ------- ------   -------  --------  ------
Components of net periodic benefit cost for the years
ended December 31,                                                            (in  $ millions)
                                                           --------------------------------------------------
Service cost ..........................................      36       33      31       2         3        3
Interest cost .........................................     171      166     162      27        29       28
Expected return on plan assets ........................    (175)    (168)   (156)     --        --       --
Amortization of prior service cost  ...................       8        8      13      (3)       (1)      (1)
Recognized actuarial loss .............................      16        3      --       8         7       --
Amortization of the unamortized obligation ............      (1)      (2)     (2)     --        --       --
Curtailment loss (gain) ...............................      --       (1)      1      --        --       --
Settlement loss .......................................       1        2       1      --        --       --
Change in measurement dates ...........................      (1)     (14)     --       1         1       --
                                                          -----    -----   -----   -----     -----    -----
  Net periodic benefit cost ...........................      55       27      50      35        39       30
                                                          =====    =====   =====   =====     =====    =====

    On January 1, 2003, Celanese's trend assumption for its U.S. postretirement medical plan's expense was at 9% grading down 1% per year until an ultimate trend of 5% is reached. With the June 30, 2003 remeasurement in cost for the plan amendment, the trend assumption was reset equal to 12% grading down 1% per year until the ultimate trend of 5% is reached. At December 31, 2003, the trend assumption was 11% per year grading down 1% to an ultimate trend of 5%. In addition, the discount rate at the June 30, 2003 remeasurement date was set at 6%. Therefore, 2003 cost is the blend of six months under the prior plan provisions using a 6.75% discount rate and 9% initial trend assumption and six months under the amended provisions using a 6% discount rate and 12% initial trend assumption.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


                                                       Pension                      Postretirement
Weighted-average assumptions used to determine         Benefits                        Benefits
                                                   -----------------------     ------------------------
   net cost for the years ended December 31,        2003     2002     2001      2003     2002     2001
                                                   ------   ------   ------    ------   ------   ------
Discount rate:
   U.S. plans...................................     6.75%    7.25%    7.75%     6.75%    7.25%    7.75%
   International plans..........................     6.30%    6.90%    7.65%     6.50%    7.10%    7.10%
     Combined...................................     6.70%    7.20%    7.70%     6.75%    7.25%    7.75%
Expected return on plan assets:
   U.S. plans...................................     9.00%    9.00%    9.25%       --       --       --
   International plans..........................     7.10%    7.60%    8.15%       --       --       --
     Combined...................................     8.85%    8.90%    9.20%       --       --       --
Rate of compensation increase:
   U.S. plans...................................     4.00%    3.40%    3.65%       --       --       --
   International plans..........................     2.70%    3.30%    4.20%       --       --       --
     Combined...................................     3.75%    3.40%    3.80%       --       --       --

    In 2003, the additional minimum liability decreased by $13 million. This decrease is primarily attributed to small reductions in the U.S. pension plans, which resulted from an increase in the value of pension plan assets offset by a reduction in the discount rate used to value pension plan obligations offset by currency translation effects. As a result of this adjustment, accumulated other comprehensive income (loss) in the consolidated statement of shareholders' equity was decreased by $12 million, which is net of an income tax expense of $5 million.

    Included in the pension obligations above are accrued liabilities relating to supplemental retirement plans for certain employees amounting to $212 million and $199 million as of December 31, 2003 and 2002, respectively. Pension expense relating to these plans included in net periodic benefit cost totaled $18 million, $20 million and $17 million for 2003, 2002 and 2001, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which had market values of $130 million and $116 million at December 31, 2003 and 2002, respectively, and recognized income of $3 million and $2 million for 2003 and 2001, respectively. There was no income recorded in 2002 related to these trusts. In 2003, Celanese contributed $18 million to these trusts from proceeds it received from the demutualization of an insurance carrier. The gain associated with these proceeds was included within interest and other income, net, in the consolidated statement of operations.

    The asset allocation for the Company's qualified U.S. defined benefit pension plan at the end of 2003 and 2002, and the target allocation ranges for 2004 by asset category is presented below. The fair value of plan assets for this plan was $1,783 million and $1,468 million at the end of 2003 and 2002, respectively. These asset amounts represent approximately 93% of the Company's total pension assets in both 2003 and 2002. The expected long-term rate of return on these assets was 9.0% in both 2003 and 2002.


                                          Target          Percentage of Plan Assets at
                                        Allocation                December 31,
                                       ------------      ------------------------------
Asset Category - US                        2004          2003                    2002
-------------------                    ------------      ------------------------------
Equity securities....................     55 - 80%          74%                    65%
Debt securities......................     25 - 30%          25%                    34%
Real Estate..........................      0 - 5%            0%                     0%
Other................................      0 - 1%            1%                     1%
                                                           ---                    ---
   Total.............................                      100%                   100%
                                                           ===                    ===

    Plan assets did not include any investment in Celanese AG ordinary shares during 2003 or 2002.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    The asset allocation for the Company's Canadian main defined benefit pension plan at the end of 2003 and 2002 and the target allocation ranges for 2004 by asset category is presented below. The fair value of plan assets for this plan was $116 million and $92 million at the end of 2003 and 2002, respectively. These asset amounts represent approximately 6% of the Company's total pension assets in 2003 and 2002. The expected long-term rate of return on these plan assets was 7.5% and 8.0% as of December 31, 2003 and 2002, respectively.

                                          Target          Percentage of Plan Assets at
                                        Allocation                December 31,
                                       ------------      ------------------------------
Asset Category - Canada                    2004            2003                    2002
-----------------------                ------------      ------------------------------
Equity securities....................      55 - 75%          64%                    54%
Debt securities......................      25 - 45%          30%                    35%
Real Estate..........................       0 - 10%           3%                    10%
Other................................       0 - 1%            3%                     1%
                                                            ---                    ---
   Total.............................                       100%                   100%
                                                            ===                    ===

    The Company's other post-retirement benefit plans are unfunded.

    The financial objectives of the Company's qualified U.S. and Canadian pension plans are established in conjunction with a comprehensive review of each plan's liability structure. Asset allocation policy is based on detailed asset/liability analysis. In developing investment policy and financial goals, consideration is given to the plan's demographics, the returns and risks associated with alternative investment strategies, and the current and projected cash, expense and funding ratios of the plan. A formal asset/liability mix study of the plan is undertaken every 3 to 5 years or whenever there has been a material change in plan demographics, benefit structure or funding status and investment market. The Company has adopted a long-term investment horizon such that the risk and duration of investment losses are weighed against the long-term potential for appreciation of assets. Although there cannot be complete assurance that these objectives will be realized, it is believed that the likelihood for their realization is reasonably high, based upon the asset allocation chosen and the historical and expected performance of the asset classes utilized by the plans. The intent is for investments to be broadly diversified across asset classes, investment styles, investment managers, developed and emerging markets, business sectors and securities in order to moderate portfolio volatility and risk. Investments may be in separate accounts, commingled trusts, mutual funds and other pooled asset portfolios provided they all conform to fiduciary standards.

    External investment managers are hired to manage the Company's pension assets. An investment consultant assists with the screening process for each new manager hire. Over the long-term, the investment portfolio is expected to earn returns that exceed a composite of market indices that are weighted to match each plan's target asset allocation. Long-term is considered three (3) to five (5) years; however, incidences of underperformance are analyzed. The portfolio return should also (over the long-term) meet or exceed the return used for actuarial calculations in order to minimize future pension contributions and escalation in pension expense.

    The expected rate of return assumptions for plan assets are based mainly on historical performance achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles. Modest adjustments, upward and downward, may be made to those historical returns to reflect future capital market expectations; these expectations are typically derived from expert advice from the investment community and surveys of peer company assumptions.

    As of December 31, 2003, expected 2004 contributions to the Company's pension plans are $154 million and expected payments for the other postretirement benefit plans is $44 million. These amounts are subject to increase due to the completion of the BCP tender offer. (See Note 2).

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                                            One        One
                                                          Percent    Percent
                                                         Increase    Decrease
                                                         ---------  ----------
                                                            (in $ millions)
                                                         ---------------------
Effect on postretirement obligation .....................     1          (2)

    The effect of a one percent increase or decrease in the assumed health care cost trend rate would have less than a $1 million impact on service and interest cost.

    The following table represents additional benefit liabilities and other similar obligations:

                                                           As of December 31,
                                                          -------------------
                                                            2003       2002
                                                          --------  ---------
                                                            (in $ millions)
                                                          -------------------
Other Obligations
Long-term disability ..............................             79       76
Other .............................................             27       26
                                                            ------   ------
   Total ..........................................            106      102
                                                            ======   ======

19.  Shareholders' Equity

Number of Shares Authorized and Issued

    In 2002, Celanese retired 1,125,000 shares held in treasury, which resulted in a $3 million reduction of common stock, a $22 million reduction in additional paid-in capital and a $25 million reduction in treasury stock. Celanese had authorized and issued 54,790,369 shares of common stock of no par value at December 31, 2003 and 2002.

    See table below for share activity:

                                                                       Common               Common              Authorized
                                                                        Stock                Stock             Common Stock
                                                                ----------------------- ------------- ------------------------
                                                                (authorized and issued) (outstanding) (authorized, not issued)
                                                                ----------------------- ------------- ------------------------
                                                                                    (in whole shares)
                                                                --------------------------------------------------------------
As of December 31,  2000 .....................................          55,915,369          50,326,355                 --
   Shares issued to Supervisory Board from treasury ..........                  --               8,536                 --
                                                                        ----------          ----------          ---------
As of December 31,  2001 .....................................          55,915,369          50,334,891                 --
   Retirement of treasury shares .............................          (1,125,000)                 --                 --
   Shares repurchased into treasury ..........................                  --            (284,798)                --
   Shares issued to Supervisory Board from treasury ..........                  --               8,383                 --
   Authorized Capital increases pursuant to stock option plan                   --                  --          1,250,000
                                                                        ----------          ----------          ---------
As of December 31,  2002 .....................................          54,790,369          50,058,476          1,250,000
   Shares repurchased into treasury ..........................                  --            (749,848)                --
   Shares issued to Supervisory Board from treasury ..........                  --              12,840                 --
   Authorized Capital increases pursuant to stock option plan.                  --                  --          1,250,000
                                                                        ----------          ----------          ---------
As of December 31,  2003 .....................................          54,790,369          49,321,468          2,500,000
                                                                        ==========          ==========          =========

    Authorized and Conditional Capital

    At the Annual General Meeting of Celanese held on May 15, 2002 and April 1, 2003, shareholders approved resolutions to increase the Company's share capital on a contingent basis by up to E3,195,574 ($4,036,008) through the issuance of up to 1,250,000 ordinary shares, no-par value ("contingent capital"). As of December 31, 2003, total contingent capital amounted to E6,391,148 ($8,072,016) through the issuance of up to 2,500,000 ordinary shares.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The contingent capital increase serves exclusively to grant stock options to members of the board of management and its group companies as well as to other senior managers of the Company. The issuance of these shares will be carried out only insofar as stock options are exercised and are not satisfied by the delivery of existing treasury shares.

Treasury Stock

    Celanese is legally permitted under the German Stock Corporation Act to hold as treasury shares a maximum of 10 percent of its authorized and issued shares at any point in time. At the Annual General Meeting of Celanese held on April 1, 2003, the shareholders renewed an authorization for the Board of Management to acquire and hold a maximum of 10 percent of the 54,790,369 shares authorized and issued at the time of such meeting. The authorization expires on September 30, 2004.

    In 2003, Celanese repurchased 749,848 shares at a total cost of $15 million. In 2002, Celanese retired 1,125,000 treasury shares and repurchased 284,798 shares at a total cost of $6 million.

    During 2003, 2002 and 2001, respectively, 12,840, 8,383, and 8,536 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

    Celanese held 5,468,901, 4,731,893 and 5,580,478 shares of treasury stock as of December 31, 2003, 2002 and 2001, respectively.

Additional Paid-in Capital

    In connection with the demerger and pursuant to the Demerger Agreement executed and delivered by Celanese and Hoechst, Celanese assumed all of the assets and liabilities of Hoechst's basic chemicals, acetate, technical polymer and certain other industrial businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses. In 2003, Celanese recorded a $44 million, net of tax of $33 million, increase to additional paid-in capital related to recoveries due from Hoechst for the antitrust matters in the sorbates industry. (See Note 23) In 2002, as a result of a favorable settlement of a demerger liability with Hoechst, Celanese recorded a $7 million increase to additional paid-in capital.

    In 2003 and 2002, Celanese granted stock options totaling 0.1 million and
1.1 million, respectively, and in accordance with SFAS No. 123 expensed the fair value of these options. As a result, additional paid-in capital increased by $5 million in 2003 and $3 million in 2002 to reflect the amortization of the fair value of the stock options. (See Note 20)

Accumulated Other Comprehensive Income (Loss)

    Comprehensive income (loss), which is displayed in the consolidated statement of shareholders' equity, represents net earnings (loss) plus the results of certain shareholders' equity changes not reflected in the consolidated statement of operations. Such items include unrealized gains/losses on marketable securities, foreign currency translation, minimum pension liabilities and unrealized gains/losses on derivative contracts.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    The after-tax components of accumulated other comprehensive income (loss) are as follows:


                                           Unrealized                               Unrealized     Accumulated
                                              Gain /                   Additional        Gain/          Other
                                            (Loss) on       Foreign     Minimum       (Loss) on     Comprehensive
                                           Marketable      Currency     Pension       Derivative       Income/
                                           Securities    Translation    Liability      Contracts        (Loss)
                                         -------------  -------------  -----------  -------------  --------------
                                                                  (in $ millions)
                                         ------------------------------------------------------------------------
Balance at December 31,  2000 ..........         7            (159)         (11)          --             (163)
   Current-period change ...............        (4)            (97)        (229)          (4)            (334)
                                           -------         -------      -------      -------          -------
Balance at December 31,  2001 ..........         3            (256)        (240)          (4)            (497)
   Current-period change ...............         3             192         (220)          (5)             (30)
                                           -------         -------      -------      -------          -------
Balance at December 31,  2002 ..........         6             (64)        (460)          (9)            (527)
   Current-period change ...............         4             307           12            6              329
                                           -------         -------      -------      -------          -------
Balance at December 31,  2003 ..........        10             243         (448)          (3)            (198)
                                           =======         =======      =======      =======          =======


Dividend Policy

    The payment and amount of any dividends depends on Celanese's current and future earnings, cash flow, financial condition and other factors and therefore cannot be guaranteed to be paid in any given period. Dividends are subject to recommendation by the Celanese Supervisory Board and Board of Management and the approval of the shareholders at Celanese's annual general meetings. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG, prepared in accordance with German accounting principles, as adopted and approved by resolutions of the Celanese Board of Management and Supervisory Board.

    At the Annual General Meeting of Celanese held on April 1, 2003, shareholders voted in favor of the proposed dividend of E0.44 ($0.48) per registered share. Payment of the dividend occurred on April 2, 2003.

20.  Stock-based Compensation

    At the Annual General Meetings of Celanese on May 15, 2002 and
April 1, 2003, shareholders approved the 2002 Celanese Stock Option Plan (the "2002 Plan") and the 2003 Celanese Stock Option Plan (the "2003 Plan"), respectively. Each plan authorized the issuance of up to 1.25 million options to purchase shares of common stock. Options are granted at an exercise price reflecting the reference price (twenty day average of market price prior to grant date) plus a 20% exercise premium and become exercisable five years from the date of grant. Two year vesting is possible, if the market price per share outperforms the median performance of Celanese competitors as defined in the plan over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese share of common stock on the date of exercise is at least 20% higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the exercise premium of 20%.

    On July 8,2002, Celanese granted 1.1 million stock options relating to the 2002 Plan, at an exercise price of E27.54 per share, to members of the Board of Management and key employees for the purchase of Celanese shares of common stock. On January 31, 2003, Celanese granted an additional 0.1 million stock options relating to the 2002 plan, at an exercise price of E23.78 per share, to individuals who became eligible persons since the last grant for the purchase of Celanese shares of common stock.

    In accordance with SFAS No. 123, the fair value of the 1.1 million and the
0.1 million options granted approximated E10 million ($10 million) and E1 million ($1 million), respectively. The fair value of these options will be recognized over the accelerated vesting period of two years. For the years ended December 31, 2003 and 2002, Celanese recognized compensation expense of $6 million and $3 million, respectively, for these options.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    A summary of the activity related to the 2003 Plan and 2002 Plan as of and for the year ended December 31, 2003 and 2002, is presented (stock options in millions):


                                                                            2003                      2002
                                                                  --------------------------------------------------
                                                                               Weighted-                 Weighted-
                                                                  Number of     Average      Number of    Average
                                                                   Option     Grant Price     Options    Grant Price
                                                                                 in E                       in E
                                                                  ----------  ------------  -----------  -----------

Outstanding at beginning of year ...........................           1.1         27.54            --          --
Granted ....................................................           0.1         23.78           1.1       27.54
Exercised ......................................... ........            --            --            --          --
Forfeited ..................................................            --         27.54            --          --
                                                                     -----         -----         -----       -----
   Outstanding at end of year ..............................           1.2         27.26           1.1       27.54
                                                                     =====         =====         =====       =====
   Options exercisable at end of year ......................            --            --            --          --
                                                                     =====         =====         =====       =====
   Weighted-average remaining contractual life (years) .....                         8.5                       9.5
                                                                                   =====                     =====

    The weighted-average fair value of the options granted during the years ended December 31, 2003 and 2002 was estimated to be E6.41($6.93) per option and E9.33 ($9.10) per option, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                        2003         2002
                                                                      --------     ---------
Expected dividend yield ....................................            1.70%          1.70%
Risk-free interest rate ....................................            3.29%          4.30%
Expected stock price volatility ............................           42.00%         41.00%
Expected life (years) ......................................            6              6

    Effective January 15, 2001, Celanese adopted the Long-Term Incentive Plan (the "2000 Celanese LTIP"). The 2000 Celanese LTIP covers the Board of Management and senior executives of Celanese. Stock appreciation rights ("Rights") granted under the 2000 Celanese LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. In January 2001, Celanese granted approximately 2 million Rights to the participants under the 2000 Celanese LTIP. During 2002, Celanese granted an additional 0.1 million Rights to the 2000 Celanese LTIP participants. Of the total 2.1 million Rights granted, 1.4 million remain outstanding as of December 31, 2003. Celanese recognized expense of $24 million, $1 million and $1 million during 2003, 2002 and 2001, respectively, for the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was E19.56 per share.

    During 1999, Celanese adopted the Equity Participation Plan (the
"1999 Celanese EPP") and the Long-Term Incentive Plan (the "1999 Celanese LTIP"). The 1999 Celanese EPP covers the Board of Management and certain senior executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese's peer group companies as defined by the Celanese Board of Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the 1999 Celanese EPP participants. During 2001, Celanese granted an additional 0.1 million Rights to the 1999 Celanese EPP participants. Of the total 2.6 million Rights granted, 0.8 million remain outstanding as of December 31, 2003. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37 per share. Celanese recognized expense of $18 million, $1 million and $4 million for the 1999 Celanese EPP during 2003, 2002 and 2001, respectively.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.4 million Rights to the participants under the 1999 Celanese LTIP, of which 0.9 million remain outstanding at December 31, 2003. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37 per share. Celanese recognized expense of $17 million, $1 million and $4 million for the 1999 Celanese LTIP in 2003, 2002 and 2001, respectively.

    A summary of the activity related to stock appreciation rights plans as of and for the years ended December 31, 2003, 2002 and 2001 is presented (Rights in millions):

                                                2003                          2002                            2001
                                     ----------------------------  -----------------------------  -----------------------------
                                                     Weighted-                      Weighted-                      Weighted-
                                                      Average                        Average                        Average
                                        Number      Grant Price     Number of      Grant Price      Number of     Grant Price
                                      of Rights         in E         Rights            in E          Rights           in E
                                     ------------ ---------------  ------------  ---------------  -------------  -------------
Outstanding at beginning of year ..       5.2           17.54           5.8            17.47             4.4          16.37
Granted ...........................        --            --             0.1            19.56             2.1          19.41
Exercised .........................      (2.1)          17.27          (0.6)           16.37            (0.5)         16.37
Forfeited .........................        --            --            (0.1)           19.56            (0.2)         16.37
                                        -----           -----         -----            -----           -----          -----
  Outstanding at end of year ......       3.1           17.77           5.2            17.54             5.8          17.47
                                        =====           =====         =====            =====           =====          =====

  Rights exercisable at end of year       3.1           17.77           3.3            16.37             3.8          16.37
                                        =====           =====         =====            =====           =====          =====

    Beginning in 2000, Celanese offers stock participation plans ("SPP") to employees not eligible to participate in the stock appreciation rights plans. Under these plans, active employees who invest a defined amount of money in Celanese shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese. The SPP was not offered to employees during 2003. Compensation expense of $2 million was recognized in both 2002 and 2001.

    In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Hoechst SAR Plan") and the Hoechst 1998 Stock Option Plan (the "1998 Hoechst Option Plan") for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhone-Poulenc to form Aventis in December 1999, the terms and conditions of these compensation programs were modified to take into account the changed circumstances.

    The 1997 Hoechst SAR Plan and 1998 Hoechst Option Plan, including all rights and options granted, expired in 2002 and 2003, respectively. Celanese recognized less than $1 million of income in both 2003 and 2002, and less than $1 million of expense in 2001 for the 1998 Hoechst Option Plan. Celanese recognized $1 million of income in both 2002 and 2001 for the 1997 Hoechst SAR Plan.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

21.  Leases

    Total minimum rent charged to operations under all operating leases was $95 million, $73 million and $80 million in 2003, 2002 and 2001, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2003 are as follows:


                                                                           Capital     Operating
                                                                         ----------  -------------
                                                                               (in $ millions)
                                                                         -------------------------
2004 ..........................................................                4          48
2005 ..........................................................                3          36
2006 ..........................................................                3          30
2007 ..........................................................                3          26
2008 ..........................................................                2          19
Later years ...................................................                5          49
Sublease income ...............................................               --         (11)
                                                                             ---         ---
    Minimum lease commitments .................................               20         197
                                                                                         ===
Less amounts representing interest ............................                5
                                                                             ---
    Present value of net minimum lease obligations ............               15
                                                                             ===

    The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

    Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

22.  Financial Instruments

    In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to manage risks associated with interest rate, currency, certain raw material price and stock based compensation exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

    Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt. Celanese's interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. Celanese had open interest rate swaps with a notional amount of $200 million and $300 million at December 31, 2003 and 2002, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of $11 million in 2003 and $12 million in 2002. During 2003, Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders' equity of $4 million, $14 million and $7 million, net of related income tax of $4 million, respectively. During 2003, the Company recorded a net gain of $2 million in interest and other income, net, for the ineffective portion of the interest rate swaps. During 2003, Celanese recorded a loss of $7 million in interest and other income, net, associated with the early termination of one of its interest rate swaps. During 2002, Celanese's interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders' equity of $4 million, $17 million and $8 million, net of related income tax of $4 million, respectively. Celanese recorded a net loss of $3 million and $5 million in interest and other income, net for the ineffective portion of the interest rate swaps, during the years ended December 31, 2002 and 2001, respectively. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

Foreign Exchange Risk Management

    Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Celanese may enter into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are fair value hedges mainly for booked exposure and, in some cases, cash flow hedges for anticipated exposure.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Contracts with notional amounts totaling approximately $765 million and $1,002 million at December 31, 2003 and 2002, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. Certain of Celanese's foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of $8 million and an increase in total liabilities of $1 million. As of December 31, 2003, these contracts hedged a portion (approximately 85% as of December 31, 2003) of Celanese's dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately $14 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the years ended December 31, 2002 and 2001, Celanese hedged all of its dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately $180 million, $95 million and $14 million, in 2003, 2002 and 2001, respectively.

Commodity Risk Management

    Celanese recognized losses of $3 million and less than $1 million from natural gas swaps as well as butane and methane contracts in 2003 and 2002, respectively. There was no material impact on the balance sheet at December 31, 2003 and December 31, 2002. The effective portions of unrealized gains and losses associated with the cash-settled swap contracts are $0 million and $1 million as of December 31, 2003 and 2002, respectively, are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese had open swaps with a notional amount of $5 million as of December 31, 2003.

Stock Based Compensation Risk Management

    During 2001, Celanese purchased call options for one million shares of Celanese stock to offset, in part its exposure of the 2000 Celanese LTIP. These options had a maturity of two years, a strike price of E19.56 per share and an average premium of E4.39 per share. These options expired during 2003. As a result, a net loss of $1 million was recorded to interest and other income, net in 2003.

Fair Value of Financial Instruments

    Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of December 31, 2003 and 2002. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                                                    2003                     2002
                                                             ------------------      --------------------
                                                              Carrying    Fair        Carrying      Fair

                                                               Amount    Value         Amount      Value
                                                             ---------- -------      ----------   -------
                                                                            (in $ millions)
                                                             --------------------------------------------
Other assets - investments  .........................              317     317             251       251
Long-term debt  .....................................              489     524             440       478
Pension funds in non-qualified trust ................              130     130             116       116
Debt-related derivative liability ...................               13      13              26        26
Foreign exchange-related derivative asset ...........               47      47              37        37
Call options on Celanese stock ......................               --      --               2         2
Commodity swap asset ................................               --      --               1         1

    At December 31, 2003 and 2002, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long- term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 23)

    Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 2003, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

23.  Commitments and Contingencies

    Celanese is involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of its business, relating to such matters as product liability, anti-trust, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 24)

Plumbing Actions

    CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona. CNA Holdings, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

    CNA Holdings has been named a defendant in ten putative class actions, further described below, as well as a defendant in other non-class actions filed in ten states, the U.S. Virgin Islands, and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified.

    Developments under this matter are as follows:

    o Class certification has been denied in putative class actions pending in Florida and South Carolina state courts. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.

    o In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. The court denied certification in March 2002, and plaintiffs are attempting an appeal. Cases are continuing on an individual basis.

    o Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001, and cases are proceeding on an individual basis.

    o The U.S. District Court for the Eastern District of Texas denied certification of a putative class action in March 2002, and the plaintiffs' appeals have been dismissed by the appellate court.

    o Of the four putative class actions pending in Canadian courts, one was denied class certification, but is currently on appeal. The other three matters are still pending. The court in a putative class action pending in the U.S. Virgin Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

    o A putative nationwide class action was filed in federal court in Indiana in December 2002, against, among others, CNA Holdings and Shell. CNA's motion to dismiss this lawsuit was granted in December 2003.

    In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies had agreed to fund such replacements and reimbursements up to $950 million. As of December 31, 2003, the funding is now $1,073 million due to additional contributions and funding commitments, made primarily by other parties. There are additional pending lawsuits in approximately ten jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on Celanese.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units for an amount not to exceed $170 million. These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject to allocation as determined by binding arbitration.

    CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2003, Celanese had remaining accruals of $76 million for this matter, of which $14 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has reached settlements with CNA Holdings' insurers specifying their responsibility for these claims; as a result, Celanese has recorded receivables relating to the anticipated recoveries from certain third party insurance carriers. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements with Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. In 2003, Celanese recorded income to special charges of $107 million and interest income to interest and other income, net of $20 million, totaling $127 million, related to settlements from insurers in excess of the recorded receivable amounts. As of December 31, 2003, Celanese has a $63 million note receivable related to a settlement with an insurance carrier. This receivable is discounted and recorded within Other assets in the Consolidated Balance Sheet as it will be collected over the next four years.

Sorbates Litigation

    In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst $36 million. This fine is being paid over a 5 year period, with the last payment of $5 million due in June 2004. Hoechst also agreed to cooperate with the government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed the penalty as recommended in the plea agreement.

    In addition, several civil antitrust actions by sorbates customers, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. state and federal courts naming Hoechst, Nutrinova, and other Celanese subsidiaries, as well as other sorbates manufacturers, as defendants. Many of these actions have been settled and dismissed by the court. Three private actions are still pending, in state courts in Tennessee and New Jersey, and in federal court in Kansas.

    In July 2001, Hoechst and Nutrinova entered into an agreement with the Attorneys General of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July 2003. Since October 2002, the Attorneys General for New York, Illinois, Ohio, Nevada, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. The Utah, Nevada and Idaho actions have been dismissed as to Hoechst, Nutrinova and Celanese; the Ohio action has been settled, subject to court approval. The New York and Illinois actions are in the early stages of litigation. Since the fall of 2002, the Attorneys General of Connecticut, Florida, South Carolina, Oregon and Washington gave notice of intent to take legal action against sorbates manufacturers. Hoechst, Nutrinova, and the other sorbates manufacturers are in the process of settling any claims from these five attorneys general as well as those from Hawaii and Maryland.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Nutrinova and Hoechst have cooperated with the European Commission since 1998. In May 2002, the European Commission informed Hoechst of its intent to investigate officially the sorbates industry, and in January 2003, the European Commission served Hoechst, Nutrinova and a number of competitors with a statement of objections alleging unlawful, anticompetitive behavior affecting the European sorbates market. In October 2003, the European Commission ruled that Hoechst, Chisso Corporation, Daicel Chemical Industries Ltd., The Nippon Synthetic Chemical Industry Co. Ltd. and Ueno Fine Chemicals Industry Ltd. operated a cartel in the European sorbates market between 1979 and 1996. The European Commission imposed a total fine of E138.4 million ($161 million), of which E99 million ($115 million) was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst' s favor, the European Commission gave a discount for cooperating in the investigation. Hoechst appealed the European Commission's decision in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

    Considering previously recorded reserves, Celanese recorded in 2003 a special charge of $95 million for matters in the sorbates industry primarily related to the decision by the European Commission. Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of government investigations, as well as civil claims filed and settled, Celanese has remaining accruals of $137 million. This amount is included in current liabilities at December 31, 2003 for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from the above noted governmental proceedings, as of December 31, 2003 is between $0 and $8 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions.

    Pursuant to the Demerger Agreement, Celanese was assigned the obligation related to the sorbates matter. However, Hoechst agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital, net of tax, from this indemnification. In 2003, Celanese recorded a $44 million, net of tax, increase to additional paid-in capital related to the recoveries from Hoechst for the special charges discussed above. As of December 31, 2003, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst totaling $110 million. The additional reserve and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

Guarantees

    Celanese has agreed to guarantee or indemnify third parties for environmental and other liabilities pursuant to a variety of agreements, including asset and business divestiture agreements, leases, settlement agreements, and various agreements with affiliated companies. Although many of these obligations contain monetary and/or time limitations, others do not provide such limitations.

    Celanese has accrued for all probable and reasonably estimable losses associated with all known matters or claims that have been brought to its attention. (See Note 24)

    These known obligations include the following:

    Demerger Obligations

      Celanese has obligations to indemnify Hoechst for various liabilities under the Demerger Agreement as follows:

        o Celanese agreed to indemnify Hoechst for environmental liabilities associated with contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger.

            Celanese's obligation to indemnify Hoechst is subject to the following thresholds:

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

        o Celanese will indemnify Hoechst against those liabilities up to E250 million (approximately $315 million);

        o Hoechst will bear those liabilities exceeding E250 million (approximately $315 million), however Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed E750 million (approximately $950 million) in the aggregate.

        At December 31, 2002, Celanese's obligation regarding two agreements had been settled. The aggregate maximum amount of environmental indemnifications under the remaining divestiture agreements which provide for monetary limits is approximately E750 million ($950 million). Three of the divested agreements do not provide for monetary limits.

        As of December 31, 2003, Celanese has spent in the aggregate
        $35 million for environmental contamination liabilities in connection with these divestiture agreements. Based on Celanese's estimate of the probability of loss under this indemnification, Celanese has reserves of $53 million as of December 31, 2003, for this contingency. Where Celanese is unable reasonably to determine the probability of loss or estimate such loss under an indemnification, Celanese has not recognized any related liabilities. (See Note 24)

    o Celanese has also undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, associated with businesses that were included in the demerger where such liabilities were not demerged, due to legal restrictions on the transfers of such items. These indemnities do not provide for any monetary or time limitations. Celanese has not provided for any reserves associated with this indemnification. Celanese did not make any payments to Hoechst in 2003, 2002 or 2001 in connection with this indemnification.

Divestiture Obligations

    Celanese and its predecessor companies agreed to indemnify third party purchasers of former businesses and assets for various pre-closing conditions, as well as for breaches of representations, warranties and covenants. Such liabilities also include environmental liability, product liability, antitrust and other liabilities. These indemnifications and guarantees represent standard contractual terms associated with typical divestiture agreements and, other than environmental liabilities, Celanese does not believe that they expose the Company to any significant risk.

    Since the demerger, Celanese has divested in the aggregate over 20 businesses, investments and facilities, through agreements containing indemnifications or guarantees to the purchasers. Many of the obligations contain monetary and/or time limitations, ranging from one year to 30 years, the aggregate amount of guarantees provided for under these agreements is approximately $2.7 billion as of December 31, 2003. Other agreements do not provide for any monetary or time limitations.

    Based on Celanese's historical claims experience and its knowledge of the sites and businesses involved, the Company believes that it is adequately reserved for these matters. As of December 31, 2003, Celanese has reserves in the aggregate of $52 million for all such environmental matters.

Plumbing Insurance Indemnifications

    Celanese has entered into agreements with insurance companies related to product liability settlements associated with Celcon(R) plumbing claims. These agreements, except those with insolvent insurance companies, require Celanese to indemnify and/or defend these insurance companies in the event that third parties seek additional monies for matters released in these agreements. The indemnifications in these agreements do not provide for time limitations.

    In certain of the agreements, Celanese received a fixed settlement amount. The indemnities under these agreements generally are limited to, but in some cases are greater than, the amount received in settlement from the insurance company. The maximum exposure under these indemnifications is $95 million. Other settlement agreements have no stated limits.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    There are other agreements whereby the settling insurer agreed to pay a fixed percentage of claims that relate to that insurer's policies. Celanese has provided indemnifications to the insurers for amounts paid in excess of the settlement percentage. These indemnifications do not provide for monetary or time limitations.

    Celanese has reserves associated with these product liability claims. See Plumbing Actions above.

        Other Obligations

    o Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2004 to April 30, 2012 is estimated to be approximately $62 million.

    o Celanese has agreed to indemnify various insurance carriers, for amounts not in excess of the settlements received, from claims made against these carriers subsequent to the settlement. The aggregate amount of guarantees under these settlements is approximately $9 million, which is unlimited in term.

    As indemnification obligations often depend on the occurrence of unpredictable future events, the future costs associated with them cannot be determined at this time. However, if Celanese were to incur additional charges for these matters, such charges may have a material adverse effect on the financial position, results of operations or cash flows of Celanese in any given accounting period.

Other Matters

    In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. As of December 31, 2003, there were outstanding commitments of approximately $1,015 million under take-or-pay contracts. Celanese does not expect to incur any losses under these contractual arrangements. Additionally, as of December 31, 2003, there were outstanding commitments relating to capital projects of approximately $32 million.

    Celanese Ltd. and/or CNA Holdings, Inc., both U.S. subsidiaries of Celanese, are defendants in approximately 620 asbestos cases, the majority of which are premises-related. Celanese has reserves for defense costs related to claims arising from these matters. Celanese believes it does not have any significant exposure in these matters.

    On July 31, 2003, a federal district court ruled that the formula used in International Business Machine Corporation's ("IBM") cash balance pension plan violated the age discrimination provisions of the Employee Retirement Income Security Act of 1974. The IBM decision, however, conflicts with the decisions from two other federal district courts and with the proposed regulations for cash balance plans issued by the Internal Revenue Service in December 2002. IBM has announced that it will appeal the decision to the United States Court of Appeals for the Seventh Circuit. The effect of the IBM decision on Celanese's cash balance plan cannot be determined at this time.

24.  Environmental

    General - Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese is also subject to retained environmental obligations specified in various contractual agreements arising from divestiture of certain businesses by Celanese or one of its predecessor companies.

    In 2003, 2002 and 2001, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites were $80 million, $83 million and $78 million, respectively. Capital project related environmental expenditures in 2003, 2002 and 2001, included in worldwide expenditures, were $10 million, $4 million and $7 million, respectively. Environmental reserves for remediation matters were $159 million and $208 million as of December 31, 2003 and 2002, respectively. (See Notes 15 and 17)

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Remediation - Due to its industrial history and through retained contractual and legal obligations, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the Demerger Agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of Hoechst divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable.

    In 2003, 2002 and 2001, the total remediation efforts charged to earnings before tax were $0 million, $7 million and $7 million, respectively. These charges were offset by reversals of previously established environmental reserves due to favorable trends in estimates at unrelated sites of $6 million, $15 million, and $11 million during 2003, 2002 and 2001, respectively. Management believes that the environmental related costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

    Celanese did not record any insurance recoveries related to these matters in 2003 or 2002 and recorded $1 million in 2001. There are no receivables for recoveries as of December 31, 2003 and 2002.

    German InfraServs - On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations. Celanese has manufacturing operations at three InfraServ locations in Germany: Oberhausen, Frankfurt am Main-Hochst, and Kelsterbach, and holds interests in the companies which own and operate the former Hoechst sites in Gendorf, Knapsack and Wiesbaden.

    InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the respective operating companies, as part of the divestiture of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

    The Infraserv partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability, which cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ in question. In view of this potential obligation to eliminate residual contamination, the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by Celanese, have reserves of $72 million and $61 million as of December 31, 2003 and 2002, respectively.

    If an InfraServ partner defaults on its respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows as of December 31, 2003:


Company                                                                            Ownership %    Liability %
--------                                                                          -------------  -------------
InfraServ GmbH & Co. Gendorf KG ..............................................         39.0%         10.0%
InfraServ GmbH & Co. Oberhausen KG ...........................................         84.0%         75.0%
InfraServ GmbH & Co. Knapsack KG .............................................         27.0%         22.0%
InfraServ GmbH & Co. Kelsterbach KG ..........................................        100.0%        100.0%
InfraServ GmbH & Co. Hochst KG ...............................................         31.2%         40.0%
InfraServ GmbH & Co. Wiesbaden KG ............................................         17.9%          0.0%
InfraServ Verwaltungs GmbH ...................................................        100.0%          0.0%

    U.S. Superfund Sites - In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as "Superfund") for investigation and cleanup costs at approximately 50 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. As of December 31, 2003 and 2002, Celanese had provisions totaling $12 million and $13 million, respectively, for U.S. Superfund sites and utilized $1 million of these reserves in 2003 and 2002. There were no additional provisions recorded during 2003, 2002 or 2001.

    As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party's percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

    Hoechst Liabilities - In connection with the Hoechst demerger, Celanese agreed to indemnify Hoechst for the first E250 (approximately $315 million) of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. As of December 31, 2003 and 2002, Celanese has reserves of $53 million and $60 million, respectively, for these matters which are included as a component of the total environmental reserves. Celanese has made payments through December 31, 2003 and 2002 of $35 million and $30 million, respectively. If such future liabilities exceed E250 million (approximately $315 million), Hoechst will bear such excess up to an additional E500 million (approximately $635 million). Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any liabilities relative to this indemnification.

25.  Special Charges

    Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to redesign our operations, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


    The components of special charges for 2003, 2002 and 2001 were as follows:

                                                                       2003        2002       2001
                                                                     ---------  ---------   --------
                                                                             ( in $ millions)
                                                                     -------------------------------
Employee termination benefits ...................................         18         8        112
Plant/office closures ...........................................          7         6         93
Restructuring adjustments .......................................         (6)      (10)       (17)
                                                                      ------    ------     ------
    Total Restructuring .........................................         19         4        188
Sorbates antitrust matters ......................................         95        --         --
Plumbing actions ................................................       (107)       --        (28)
Asset impairments ...............................................         --        --        261
Third-party reimbursements of restructuring charges .............         --        (1)        (7)
Other ...........................................................         (2)       (8)         2
                                                                      ------    ------     ------
    Total Special Charges .......................................          5        (5)       416
                                                                      ======    ======     ======

    The components of the 2003, 2002 and 2001 restructuring reserves were as follows:

                                                                       Employee
                                                                     Termination   Plant/Office
                                                                       Benefits     Closures     Total
                                                                     ------------  ------------ -------
                                                                                 (in $ millions)
                                                                     ----------------------------------
Restructuring reserve at December 31, 2000 ......................          35           56          91
   Restructuring additions ......................................         112           93         205
   Cash and noncash uses ........................................         (54)         (85)       (139)
   Other changes ................................................          (3)         (14)        (17)
   Currency translation adjustments .............................          (1)          (2)         (3)
                                                                        -----        -----       -----
Restructuring reserve at December 31, 2001 ......................          89           48         137
   Restructuring additions ......................................           8            6          14
   Cash and noncash uses ........................................         (56)         (22)        (78)
   Other changes ................................................          (4)          (5)         (9)
   Currency translation adjustments .............................           2            2           4
                                                                        -----        -----       -----
Restructuring reserve at December 31, 2002 ......................          39           29          68
   Restructuring additions ......................................          18            7          25
   Cash and noncash uses ........................................         (32)         (13)        (45)
   Other changes ................................................          --           (6)         (6)
   Currency translation adjustments .............................           3            4           7
                                                                        -----        -----       -----
Restructuring reserve at December 31, 2003 ......................          28           21          49
                                                                        =====        =====       =====

    Included in the above restructuring reserves of $49 million and $68 million at December 31, 2003 and 2002, respectively, are $9 million and $9 million, respectively, of long-term reserves included in other liabilities.

2003

    In 2003, Celanese recorded expense of $5 million in special charges, which consisted of $25 million of restructuring charges, $6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and $14 million of income from other special charges. The $25 million of additions to the restructuring reserve included employee severance costs of $18 million and plant and office closure costs of $7 million. Within other special charges there was income of $107 million related to insurance recoveries associated with the plumbing cases, partially offset by $95 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    In 2003, the Chemical Products segment recorded employee severance charges of $4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany. There will be minimal additional costs in 2004 associated with the shutdown of this unit.

    Ticona started a redesign of its operations. Approximately 160 positions are expected to be reduced by 2005, as a result of the redesign. These plans included a decision to sell the Summit, New Jersey site and to relocate administrative and research and development activities to the existing Ticona site in Florence, Kentucky in 2004. As a result of this decision, Celanese recorded termination benefit expense of $5 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of $7 million in 2003. Additional severance costs to be recorded in special charges, related to the redesign, are expected to be approximately $1 million per quarter in 2004.

    In addition, Ticona ceased its manufacturing operations in Telford, United Kingdom during 2003, based on a 2002 restructuring initiative to concentrate its European manufacturing operations in Germany. As a result, Ticona recorded contract termination costs and asset impairments totaling $7 million and employee severance costs of $1 million in 2003. The total costs of the Telford shutdown through 2003 are $12 million.

    The $6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a $1 million adjustment to the 2002 reserves, a $4 million adjustment to the 2001 reserves and a $1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the GUR Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility. The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the United States.

2002

    In 2002, Celanese recorded income from special charges of $5 million, which consisted of $14 million of restructuring charges, $10 million of income from favorable adjustments to previously recorded restructuring reserves, $1 million of income from reimbursements from third party site partners related to prior year initiatives, and $8 million of income from other special charges. The $14 million of restructuring charges included employee severance costs of $8 million and plant and office closure costs of $6 million.

    Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of $8 million, of which $3 million related to adjustments to the 2001 forward initiatives and $4 million for streamlining efforts of production facilities in Germany and the United States, and $1 million for employee severance costs in the polyvinyl alcohol business.

    Ticona recorded asset impairments of $4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR(R) plant in Bishop, Texas, the GUR operations in Bayport, Texas were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport closure were $2 million.

    The $10 million of favorable adjustments of previously recorded restructuring reserves consisted of an $8 million adjustment to the 2001 reserves and a $2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of $8 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

2001

    In 2001, Celanese recorded special charges totaling $416 million, which consisted of $205 million of restructuring charges, which were reduced by $7 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, $17 million of favorable adjustments to restructuring reserves recorded in 2000 and 2001 and $235 million of other special charges.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    The $205 million of additions to the restructuring reserve included employee severance costs of $112 million and plant and office closure costs of $93 million. Employee severance costs consisted primarily of $34 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, $25 million for administrative and production positions at Ticona in the United States and Germany, $20 million for the restructuring of production and administrative positions in Mexico, $7 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, $6 million for the elimination of corporate administrative positions, $5 million resulting from the closure of a chemical research and development center in the United States, $5 million for the shutdown of acetate filament production at Lanaken, Belgium and $10 million for the shut-down of acetate filament production at Rock Hill, South Carolina.

    The $93 million of additions to the restructuring reserve related to plant and office closures consisted mainly of $66 million for fixed asset impairments, the cancellation of supply contracts, other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were $10 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, $4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, $7 million for fixed asset impairments and shut-down costs at the acetate filament facility in Lanaken, $5 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and $1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

    The $17 million of favorable adjustments of prior year restructuring reserves consisted of a $13 million adjustment to the 2000 reserves and a $4 million adjustment to the 1999 reserves. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Chemical Products production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of an existing facility and obligations. Of the 1999 adjustment, $2 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included $2 million relating to less than anticipated severance costs for Ticona employees in Germany.

    The other special charges of $235 million consisted of goodwill impairment of $218 million and fixed asset impairments of $27 million, related to the former Chemical Intermediates segment, $16 million of fixed asset impairments related to the former Acetyl Products segment, and $5 million for the relocation of acetate filament production assets associated with restructuring initiatives. Also included in other special charges was $28 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (see Note 23) and $3 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

26. Captive Insurance Companies

    Celanese consolidates two wholly-owned insurance companies (the "Captives"). The Captives are a key component of the Company's global risk management program as well as a form of self-insurance for property, liability and workers' compensation risks. The Captives issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks. Third party premiums earned are shown below.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    Summarized financial data, excluding intercompany activity, appear below.

                                                                                       As of December 31,
                                                                                      --------------------
                                                                                         2003       2002
                                                                                      --------    --------
                                                                                        (in $ millions)
                                                                                      --------------------
Assets
Reinsurance  and Losses Receivable ..............................................         205        223
Prepaid Insurance Premiums ......................................................          28         29
Other Current Assets ............................................................          11          8
                                                                                       ------     ------
   Total Current Assets .........................................................         244        260
Marketable Securities ...........................................................         203        142
Other Long-Term Assets ..........................................................           1          1
                                                                                       ------     ------
   Total Assets .................................................................         448        403
                                                                                       ======     ======

Liabilities
Insurance Reserves and Payables for Third Party and Internal Matters ............         145        145
Other Current Liabilities .......................................................          10          6
                                                                                       ------     ------
   Total Current Liabilities ....................................................         155        151
Insurance Loss Reserves .........................................................         171        177
                                                                                       ------     ------
   Total Liabilities ............................................................         326        328
                                                                                       ------     ------
Equity ..........................................................................         122         75
                                                                                       ------     ------
Total Liabilities and Equity ....................................................         448        403
                                                                                       ======     ======
                                                                                 For the Years Ended December 31,
                                                                                ----------------------------------
                                                                                   2003          2002       2001
                                                                                ----------     --------   --------
                                                                                         (in $ millions)
                                                                                ----------------------------------

Third Party Premiums.......................................................            25         28          27
Losses  ...................................................................           (25)       (39)        (27)
Interest Income ...........................................................             6          6          11
Dividend Income ...........................................................            50         23          28
Other Income / (Expense)    ...............................................             8         (7)          9
Income Tax Expense  .......................................................           (11)        (7)         (2)
                                                                                  -------    -------     -------
Net Income  ...............................................................            53          4          46
                                                                                  =======    =======     =======

    The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

    The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the unexpired terms of the policies in-force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly. It is possible that actual results could differ significantly from the recorded liabilities.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements, however, do not relieve the Captives from their obligations to policy holders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed uncollectible.

    Premiums written are recognized as revenue based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

27.  Business and Geographical Segments

    In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how the Company manages the business and assesses performance. This change resulted from recent transactions, including divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. Additionally, legacy pension and other postretirement benefit costs associated with previously divested Hoechst businesses, which were historically allocated to the business segments, are reflected as part of Other Activities within the reconciliation column and a procurement subsidiary, which was previously recorded within the reconciliation column, is now reported within Chemical Products. Prior year amounts have been reclassified to conform to the current year presentation.

    Information with respect to Celanese's industry segments follows:

Business Segments

    Chemical Products primarily produces and supplies acetyl products, including acetic acid, vinyl acetate monomer and polyvinyl alcohol; specialty and oxo products, including organic solvents and other intermediates;

    Acetate Products primarily produces and supplies acetate filament and acetate tow;

    Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

    Performance Products consists of Nutrinova, the high intensity sweetener and food protection ingredients business.

    The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 3. Celanese evaluates performance based on operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP. Besides these measures, management believes that return on assets is considered appropriate for evaluating the performance of its operating segments. Return on assets, which may be calculated differently by other companies, is calculated as earnings
(loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.

    Trade working capital is defined as trade accounts receivable from third parties and affiliates, net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.

    Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                             Chemical   Acetate          Performance   Total
                                             Products  Products  Ticona    Products   Segments  Reconciliation  Consolidated
                                             --------  --------  ------  -----------  --------  --------------  ------------
                                                                               (in $ millions)
                                             -------------------------------------------------------------------------------
  2003:
Sales to external customers ...........        2,968       655      762      169       4,554           49             4,603
Inter-segment revenues ................           97        --       --       --          97          (97)               --
Operating profit (loss) ...............          137        13      122      (44)        228         (111)              117
Operating margin(1) ...................          4.6%      2.0%    16.0%   -26.0%        5.0%         n.m.              2.5%
Earnings (loss) from continuing
  operations before tax and minority
  interests ...........................          181        17      167      (44)        321         (119)              202
Earnings (loss) from continuing
  operations before tax and minority
  interests as a percentage of net
  sales ...............................          6.1%      2.6%    21.9%   -26.0%        7.0%         n.m.              4.4%
Depreciation and amortization .........          157        66       57        7         287            7               294
Capital expenditures ..................          109        39       56        2         206            5               211
Special charges .......................            1        --       87      (95)         (7)           2                (5)
Intangible assets, net ................          604       161      343       --       1,108           --             1,108
Trade working capital .................          366       145      130       25         666          (17)              649
Total assets ..........................        4,569       918    1,475      172       7,134         (315)            6,819
Return on assets(2) ...................          4.0%      1.9%    11.8%   -34.0%        4.6%         n.m.              3.8%

  2002:
Sales to external customers ...........        2,345       632      656      151       3,784           52             3,836
Inter-segment revenues ................           74        --       --       --          74          (74)               --
Operating profit (loss) ...............          171        29       26       45         271          (79)              192
Operating margin(1) ...................          7.3%      4.6%     4.0%    29.8%        7.2%         n.m.              5.0%
Earnings (loss) from continuing
  operations before tax and minority
  interests ...........................          184        41       38       45         308         (105)              203
Earnings (loss) from continuing
  operations before tax and minority
  interests as a percentage of net
  sales ...............................          7.8%      6.5%     5.8%    29.8%        8.1%         n.m.              5.3%
Depreciation and amortization .........          130        53       52        7         242            5               247
Capital expenditures ..................          101        30       61        4         196            7               203
Special charges .......................            2        --       (6)      --          (4)           9                 5
Intangible assets, net ................          588       153      343        1       1,085           --             1,085
Trade working capital .................          393        88      117       20         618          (10)              608
Total assets ..........................        4,552       842    1,356       87       6,837         (414)            6,423
Return on assets(2) ...................          4.2%      4.9%     2.8%    22.1%        4.6%         n.m.              4.1%

  2001:
Sales to external customers ...........        2,439       682      632      142       3,895           75             3,970
Inter-segment revenues ................           83        --       --       --          83          (83)               --
Operating profit (loss) ...............         (330)      (24)      (6)      39        (321)         (65)             (386)
Operating margin(1) ...................        -13.5%     -3.5%    -0.9%    27.5%       -8.2%         n.m.             -9.7%
Earnings (loss) from continuing
  operations before tax and minority
  interests ...........................         (300)      (12)      (4)      39        (277)        (111)             (388)
Earnings (loss) from continuing
  operations before tax and minority
  interests as a percentage of net
  sales ...............................         -12.3%     -1.8%    -0.6%    27.5%       -7.1%        n.m.             -9.8%
Depreciation and amortization .........           185        65       67        6         323           3               326
Capital expenditures ..................            63        31       86        2         182           9               191
Special charges .......................          (377)      (44)       8       --        (413)         (3)             (416)
Intangible assets, net ................           530       153      344        1       1,028          --             1,028
Trade working capital .................           321        95       77       17         510         (21)              489
Total assets ..........................         4,158       828    1,330      321       6,637        (412)            6,225
Return on assets(2)....................          -6.7%     -1.4%    -0.3%    10.1%       -3.9         n.m.             -4.7%

(1)  Defined as operating profit (loss) divided  by net sales.
(2) Defined as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year. n.m. = not meaningful

                        CELANESE AG AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

    The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses, (b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, (d) corporate center costs for support services such as legal, accounting and treasury functions and (e) interest income or expense associated with financing activities of the Company.

    Additionally, Celanese recognized special charges in 2003, 2002 and 2001 primarily related to restructuring costs and environmental and other costs associated with previously divested entities of Hoechst, and demerger costs. (See Note 25)

    Other operating entities consist of ancillary businesses as well as companies which provide infrastructure services.

    The following table presents financial information based on the geographic location of Celanese's facilities:


                                       North  Thereof Thereof Thereof         Thereof         Thereof  Rest of
                                      America   USA    Canada  Mexico  Europe Germany  Asia  Singapore  World   Consolidated
                                      ------- ------- -------- ------- ------ ------- ------ --------- -------- ------------
                                                                              (in $ millions)
                                      --------------------------------------------------------------------------------------
  2003:
Total assets .........................  4,184   3,261     312     611   1,871   1,676   456       278     308       6,819
Property, plant and equipment, net ...    948     781      57     110     591     532   168       161       3       1,710
Operating profit (loss) ..............     56      77     (16)     (5)      3     (40)   57        53       1         117
Net sales ............................  2,156   1,656     236     264   1,891   1,510   509       457      47       4,603
Depreciation and amortization ........    181     148      14      19      86      77    27        27      --         294
Capital expenditures .................    108      89       8      11      98      91     5         2      --         211

  2002:
Total assets .........................  4,279   3,429     248     602   1,454   1,280   468       314     222       6,423
Property, plant and equipment, net ...  1,000     830      47     123     401     347   189       185       3       1,593
Operating profit (loss) ..............     27     (48)     39      36     130     108    47        44     (12)        192
Net sales ............................  1,911   1,501     176     234   1,450   1,170   433       391      42       3,836
Depreciation and amortization ........    170     139       8      23      50      46    27        27      --         247
Capital expenditures .................    104      89       6       9      98      92     1         1      --         203

  2001:
Total assets .........................  4,398   3,433     233     732   1,212   1,064   431       298     184       6,225
Property, plant and equipment, net ...  1,086     882      48     156     255     229   215       211       2       1,558
Operating profit (loss) ..............   (535)   (316)    (36)   (183)     81      79    58        54      10        (386)
Net sales ............................  2,076   1,617     215     244   1,477   1,194   375       338      42       3,970
Depreciation and amortization ........    250     179      19      52      49      44    27        27      --         326
Capital expenditures .................    135     119       4      12      55      50     1         1      --         191